SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Princeton Review, Inc.

Common Stock, par value $0.01 per share

(Title of Class of Securities)

742352107

(CUSIP Number)

Sean Doherty, General Counsel

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 742352107	13D	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Bain Capital Venture Fund 2007, L.P. EIN No.: 20-5463883
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

5,769,167 shares of Common Stock
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

5,769,167 shares of Common Stock
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,769,167 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3%
14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 742352107	13D	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

BCIP Venture Associates EIN No.: 26-0219620
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

815,500 shares of Common Stock
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

815,500 shares of Common Stock
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

815,500 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 742352107	13D	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

BCIP Venture Associates-B EIN No.: 26-0219624
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

15,333 shares of Common Stock
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

15,333 shares of Common Stock
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,333 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.1%
14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 742352107	13D	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Michael A. Krupka EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

6,600,000 shares of Common Stock*
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

6,600,000 shares of Common Stock*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,600,000 shares of Common Stock*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%*
14.	TYPE OF REPORTING PERSON

IN

*	See Item 5

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the “Common Stock”) of The Princeton Review, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 2315 Broadway, New York, New York 10024.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed jointly by each of the following (each a “Reporting Person” and collectively, “Reporting Persons”): Bain Capital Venture Fund 2007, L.P., a Delaware limited partnership (“Fund 2007”), BCIP Venture Associates, a Delaware partnership (“BCIP”), BCIP Venture Associates-B, a Delaware partnership (“BCIP-B”) and Michael A. Krupka.

Bain Capital Venture Partners 2007, L.P., a Delaware limited partnership (“BCVP 2007”), is the general partner of Fund 2007. Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the general partner of BCVP 2007.

Bain Capital Investors, LLC, a Delaware limited partnership (“BCILLC”), is the sole managing partner of each of BCIP and BCIP-B. BCVI is attorney-in-fact for BCILLC.

Michael A. Krupka is the sole managing member of BCVI.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 2, 2007, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Act”).

(b)	The principal business address of each of the Reporting Persons, BCVP 2007, BCVI and BCILLC is c/o Bain Capital Venture Investors, LLC, 111 Huntington Avenue, Boston, MA 02199.

(c)	The principal business of each of Fund 2007, BCIP and BCIP-B is that of an investment partnership.

Mr. Krupka is a Managing Director of Bain Capital Venture Partners, LLC, a Delaware limited liability company (“BCVP”). The principal business of BCVP is that of an investment advisor. The principal business address of BCVP is 111 Huntington Avenue, Boston, MA 02199.

(d)	None of the Reporting Persons, BCVP 2007, BCVI or BCILLC, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, BCVP 2007, BCVI or BCILLC, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Fund 2007, BCIP, BCIP-B, BCVP 2007, BCVI and BCILLC was organized under the laws of the State of Delaware. Mr. Krupka is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of securities was the working capital of Fund 2007, BCIP and BCIP-B.

The considerations for the purchase of the Series C Preferred Stock (as described under Item 4 below) by Fund 2007, BCIP and BCIP-B were $34,615,000, $4,893,000 and $92,000, respectively (less fees and expenses).

Fund 2007, BCIP and BCIP-B did not borrow any funds to effectuate the transaction whereby Fund 2007, BCIP and BCIP-B received securities which are the subject of this filing on Schedule 13D. Each of Fund 2007, BCIP and BCIP-B used its own working capital to make the purchase described herein.

Item 4.	Purpose of Transaction

On July 23, 2007 (the “Closing Date”), the Reporting Persons agreed to purchase 39,600 shares of Series C Convertible Preferred Stock of the Issuer (the “Series C Preferred Stock”) from the Issuer (comprised of 34,615 shares of Series C Preferred Stock by Fund 2007, 4,893 shares of Series C Preferred Stock by BCIP and 92 shares of Series C Preferred Stock by BCIP-B) for the consideration described in Item 3 above and on the terms and conditions set forth in (a) the Series C Preferred Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”), dated July 23, 2007, by and among Fund 2007, Prides Capital Fund I LP, a Delaware limited partnership and the other entities listed on Schedule I attached thereto (the “Purchasers”), (b) an Investor Rights Agreement, dated July 23, 2007, by and among the Issuer, the Purchasers and certain other common stockholders of the Issuer (the “Investor Rights Agreement”), (c) the Certificate of Designation of Series C Convertible Preferred Stock of the Issuer (the “Certificate of Designation”), (d) an Agreement, dated July 23, 2007, by and among the Issuer and the Purchasers (the “Purchaser Nomination Agreement”), and (e) an Agreement, dated July 23, 2007, by and between the Issuer and John Katzman, a stockholder of the Issuer (the “Katzman Agreement”). The Preferred Stock Purchase Agreement, the Investor Rights Agreement, the Certificate of Designation, the Purchaser Nomination Agreement and the Katzman Agreement are attached hereto as Exhibit B, C, D, E and F, respectively, and the information set forth in response to this Item 3 is qualified in its entirety by reference to the Preferred Stock Purchase Agreement, the Investor Rights Agreement, the Certificate of Designation, the Purchaser Nomination Agreement and the Katzman Agreement (collectively, the “Transaction Documents”), each of which is incorporated by reference herein.

In accordance with the conversion mechanics relating to Series C Preferred Stock described in the Certificate of Designation, the aggregate number of shares of Common Stock into which the Series C Preferred Stock held by Fund 2007, BCIP and BCIP-B may be converted, as of the Closing Date, is 6,600,000 (comprised of 5,769,167 shares of Common Stock held by Fund 2007, 815,500 shares of Common Stock held by BCIP and 15,333 shares of Common Stock held by BCIP-B). The purchase price per share of Series C Preferred Stock is $1,000. Dividends accrue daily and are compound annually on the Series C Preferred Stock purchase price at a rate of 6% per year through the fourth anniversary of the issuance of the Series C Preferred Stock. Each share of Series C Preferred Stock is convertible into a number of shares of Common Stock determined by dividing the sum of the purchase price per share plus all accrued and unpaid dividends by six dollars, subject to adjustments.

The Transaction Documents provide certain rights and obligations of the Reporting Persons, including, without limitation, the following:

•

Pre-emptive rights to purchase their pro rata portion of any future equity securities, securities convertible into equity securities, or options or warrants therefore issued by the Issuer (excluding issuances to (i) to employees, directors or consultants of the Issuer; (ii) upon the exercise of options, warrants or convertible securities; or (iii) in connection with consideration for permitted business acquisitions, mergers or strategic partnerships);

•	Piggyback registration of the shares of Common Stock into which the Series C Preferred Stock is convertible into and demand registration of such shares;

•

Obligations and rights with respect to certain transfers of Series C Preferred Stock by the Reporting Persons or by other holders of more than 10% of the then-outstanding shares of Series C Preferred Stock (including tag-along rights and rights of first refusal); and

•	Right to vote as a separate class, along with the other holders of Series C Preferred Stock, on certain matters relating to the Issuer.

•

The Certificate of Designations provides that the holders of a majority of the shares of Series C Preferred Stock have a class right to elect two individuals to serve on the Issuer’s board of directors. The Reporting Persons collectively hold a majority of the outstanding Series C Preferred Stock;

The purpose of the acquisitions of the shares of Common Stock and Series C Preferred Stock described above is for investment purposes and these acquisitions were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the shares of Common Stock or Series C Preferred Stock, consistent with its investment purpose, each Reporting Person, at any time, and from time to time, may acquire additional shares of Common Stock or Series C Preferred Stock or dispose of any or all of its shares of Common Stock or Series C Preferred Stock depending upon an ongoing evaluation of the investment in the shares of Common Stock and Series C Preferred Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its management, operations, business results, plans, and prospects. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by the Reporting Persons of additional shares of Common Stock or other securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal or as provided by the Transaction Documents, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

(a)	– (c) The information contained on the cover pages to this Schedule 13D is hereby incorporated herein by reference. The following disclosure assumes that there are 28,252,216 shares of Common Stock issued and outstanding, which the Issuer represented in the Preferred Stock Purchase Agreement.

As of the Closing Date and taking into account the transactions described in Item 4, Fund 2007 beneficially owns and has sole power to vote and sole power of disposition over 5,769,167 shares of Common Stock of the Issuer representing approximately 17.3% of the shares of Common Stock outstanding.

As of the Closing Date and taking into account the transactions described in Item 4, BCIP beneficially owns and has sole power to vote and sole power of disposition over 815,500 shares of Common Stock of the Issuer representing approximately 2.9% of the shares of Common Stock outstanding.

As of the Closing Date and taking into account the transactions described in Item 4, BCIP-B beneficially owns and has sole power to vote and sole power of disposition over 15,333 shares of Common Stock of the Issuer representing approximately less than 0.1% of the shares of Common Stock outstanding.

Although Michael A. Krupka is joining this Schedule 13D as a Reporting Person and may be deemed, by virtue of the relationships described in Item 2(a), to have beneficial ownership of the shares of Common Stock of the Issuer held by Fund 2007, BCIP and BCIP-B, Mr. Krupka disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

The Reporting Persons and the other Purchasers may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act. The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of Section 13(d) or 13(g), and (ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

(d)	Except as otherwise described in Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference. None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed in Items 4 and 5 above, for the agreements referenced in Item 4, or filed as Exhibits B, C, D, E and F hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Series C Preferred Stock Purchase Agreement, dated July 23, 2007, by and among The Princeton Review, Inc., Bain Capital Venture Fund 2007, L.P., Prides Capital Fund I LP and the other entities listed on Schedule I attached thereto.

Exhibit C	Investor Rights Agreement, dated July 23, 2007, by and among The Princeton Review, Inc., Bain Capital Venture Fund 2007, L.P., Prides Capital Fund I LP, certain other purchasers and certain common stockholders.

Exhibit D	Certificate of Designation of Series C Convertible Preferred Stock of The Princeton Review, Inc.

Exhibit E	Agreement, dated July 23, 2007, by and among The Princeton Review, Inc., Bain Capital Venture Fund 2007, L.P., Prides Capital Fund I LP and the other entities listed on Schedule A attached thereto.

Exhibit F	Agreement, dated July 23, 2007, by and between The Princeton Review, Inc. and John Katzman.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 2, 2007

BAIN CAPITAL VENTURE FUND 2007, L.P.
By: Bain Capital Venture Partners 2007, L.P., its general partner
By: Bain Capital Venture Investors, LLC, its general partner

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Managing Director

BCIP VENTURE ASSOCIATES
By: Bain Capital Investors, LLC, its managing partner
By: Bain Capital Venture Investors, LLC, its attorney-in-fact

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Managing Director

BCIP VENTURE ASSOCIATES-B
By: Bain Capital Investors, LLC, its managing partner
By: Bain Capital Venture Investors, LLC, its attorney-in-fact

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Managing Director

MICHAEL A. KRUPKA

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated August 2, 2007

BAIN CAPITAL VENTURE FUND 2007, L.P.
By: Bain Capital Venture Partners 2007, L.P., its general partner
By: Bain Capital Venture Investors, LLC, its general partner

BCIP VENTURE ASSOCIATES
By: Bain Capital Investors, LLC, its managing partner
By: Bain Capital Venture Investors, LLC, its attorney-in-fact

BCIP VENTURE ASSOCIATES-B
By: Bain Capital Investors, LLC, its managing partner
By: Bain Capital Venture Investors, LLC, its attorney-in-fact

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Managing Director

MICHAEL A. KRUPKA

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka

Execution Version

SERIES C PREFERRED STOCK PURCHASE AGREEMENT

AMONG

THE PRINCETON REVIEW, INC.,

BAIN CAPITAL VENTURE FUND 2007, L.P.

PRIDES CAPITAL FUND I LP

AND

THE OTHER PURCHASERS NAMED ON SCHEDULE I HERETO

DATED AS OF JULY 23, 2007

LIST OF EXHIBITS

EXHIBIT A	Certificate of Designation
EXHIBIT B	Certificate of Elimination
EXHIBIT C	Form of Investor Rights Agreement
EXHIBIT D	Form of Termination and Release Agreement

SERIES C PREFERRED STOCK PURCHASE AGREEMENT

This SERIES C PREFERRED STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 23rd day of July, 2007 (the “Purchase Date”) by and among The Princeton Review, Inc., a Delaware corporation (the “Company”), Bain Capital Venture Fund 2007, L.P., a Delaware limited partnership (“Bain Capital”), Prides Capital Fund I LP, a Delaware limited partnership (“Prides Capital”) and the other entities and individuals as listed on Schedule I attached hereto (Bain Capital, Prides Capital and such other entities and individuals, the “Purchasers”). Certain terms used and not otherwise defined in the text of this Agreement are defined in Section 10 hereof.

WITNESSETH

WHEREAS, the Company desires to issue and to sell to the Purchasers, and the Purchasers desire to purchase from the Company, the shares of Series C Preferred Stock set forth on the Schedule I attached hereto in the column Shares Purchased, all in accordance with the terms and provisions of this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto, intending to be bound, hereby agree as follows:

1. Authorization of Securities. The Company has authorized the issuance and sale of up to 60,000 shares of its Series C Convertible Preferred Stock, par value $0.01 per share (“Series C Preferred Stock”), which will be convertible into shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and which will have the rights, preferences and privileges set forth in the form of Certificate of Designation attached hereto as Exhibit A (the “Certificate of Designation”). The shares of Common Stock into which the Series C Preferred Stock is convertible are sometimes referred to herein as the “Conversion Shares” and the shares of Series C Preferred Stock and the Conversion Shares are sometimes referred to herein collectively as the “Securities”.

2. Sale and Purchase of the Series C Preferred Stock. Upon the terms and subject to the conditions herein contained, the Company agrees to sell to each Purchaser, and each Purchaser agrees, severally and not jointly, to purchase from the Company, at the Closing, the number of shares of Series C Preferred Stock set forth in the column “Shares Purchased” opposite such Purchaser’s name on Schedule I attached hereto, for a purchase price per share equal to $1,000 (the “Purchase Price”), which shall be paid in cash or a combination of cash, shares of the Company’s Series B-1 Cumulative Convertible Preferred Stock (the “Series B-1 Preferred Stock”), which shares shall be cancelled and retired pursuant to the certificate attached hereto as Exhibit B and the cancellation and termination of the Fletcher Rights (as such term is defined in the Agreement between the Company and Fletcher International, Ltd. and its successors and assigns, dated as of May 28, 2004), as set forth in the column “Consideration” opposite such Purchaser’s name on Schedule I attached hereto.

3. Closing; Payment of Purchase Price; Use of Proceeds.

3.1. Closing. The closing (the “Closing”) with respect to the transaction contemplated in Section 2 hereof shall take place at the offices of Ropes & Gray LLP, One International Place, Boston, Massachusetts at 10:00 a.m. on July 23, 2007, or at such other time and place as the Company and Purchasers may agree (the “Closing Date”). At the Closing, the Company shall deliver to each Purchaser a certificate representing the Series C Preferred Stock which such Purchaser is purchasing at the Closing as set forth on Schedule I attached hereto, registered in the name of such Purchaser, against delivery to the Company by such Purchaser of a wire transfer or delivery of shares and rights (as the case may be) in the amount of the Purchase Price therefor.

3.2. Use of Proceeds. The Company shall use the proceeds from the sale of Series C Preferred Stock hereunder for general corporate purposes, to pay Company indebtedness and to repurchase all of the outstanding Series B-1 Preferred Stock and the cancellation and termination of the Fletcher Rights.

4. Representations and Warranties of the Purchasers; Register of Securities; Restrictions on Transfer. Each Purchaser (except in the case of Section 4.11, which shall apply only to the Purchaser named therein), severally as to itself and not jointly, represents and warrants to the Company as follows:

4.1. Organization. The Purchaser which is duly formed or organized, validly existing and in good standing under the laws of its jurisdiction of organization or formation, and has all requisite corporate, limited liability company, partnership or trust (as the case may be) power and authority to enter into this Agreement and the other Transaction Documents and instruments referred to herein to which it is a party and to consummate the transactions contemplated hereby and thereby.

4.2. Validity. The execution, delivery and performance of this Agreement and the other Transaction Documents and instruments referred to herein, in each case to which such Purchaser is a party, and the consummation by such Purchaser of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of such Purchaser. This Agreement has been duly executed and delivered by such Purchaser, and the other Transaction Documents and instruments referred to herein to which it is a party will be duly executed and delivered by such Purchaser, and each such agreement constitutes or will constitute a valid and binding obligation of such Purchaser enforceable against it in accordance with its terms.

4.3. Brokers. There is no broker, investment banker, financial advisor, finder or other person which has been retained by or is authorized to act on behalf of such Purchaser who might be entitled to any fee or commission for which the Company will be liable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

4.4. Investment Representations and Warranties. Such Purchaser understands that the offering and sale of the Securities have not been registered under the Securities Act and are being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of Purchaser’s representations as expressed herein. The Purchaser acknowledges that, except as set forth in the Investor Rights Agreement, the Company has no obligation to register or qualify the Securities for resale.

4.5. Acquisition for Own Account. Such Purchaser is acquiring the Securities for its own account for investment and not with a view toward distribution in a manner which would violate the Securities Act.

4.6. Ability to Protect Its Own Interests and Bear Economic Risks. Such Purchaser, by reason of the business and financial experience of its management, has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement and the other Transaction Documents. Such Purchaser is able to bear the economic risk of an investment in the Securities and is able to sustain a loss of all of its investment in the Securities without economic hardship if such a loss should occur.

4.7. Accredited Investor. Such Purchaser is an “accredited investor” as that term is defined in Regulation D promulgated under the Securities Act.

4.8. Access to Information. Such Purchaser has been given access to all Company documents, records, and other information, and has had adequate opportunity to ask questions of, and receive answers from, the Company’s officers, employees, agents, accountants, and representatives concerning the Company’s business, operations, financial condition, assets, liabilities, and all other matters relevant to its investment in the Securities. The representations of Purchasers contained in this Section 4.8 shall not affect the ability of the Purchasers to rely on the representations and warranties made by the Company pursuant to Section 5 of this Agreement.

4.9. Restricted Securities.

(a) Such Purchaser understands that the Securities will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such Securities may be resold without registration under the Securities Act only in certain limited circumstances.

(b) Such Purchaser acknowledges that the Securities must be held indefinitely unless subsequently registered under the Securities Act and under applicable state securities laws or an exemption from such registration is available.

(c) Such Purchaser is aware of the provisions of Rule 144 under the Securities Act which permit limited resale of securities purchased in a private placement.

4.10. Residence. The office or offices of such Purchaser in which its investment decision was made, and which is its principal place of business, in the case of a corporation, limited liability company, partnership or other entity, or is its residence, in the case of an individual, is located at the address or addresses of such Purchaser set forth on Schedule I hereto.

4.11. Series B-1 Preferred Stock. Prides Capital is the beneficial owner of the shares of B-1 Preferred Stock as set forth in the column “Consideration” opposite such Purchaser’s name on Schedule I attached hereto, and has good and valid title to such shares. Upon the Closing, Prides Capital will have no rights in connection with such shares other than its rights pursuant to this Agreement and the Transaction Documents.

5. Representations and Warranties by the Company. Except as disclosed by the Company in a written Disclosure Schedule provided by the Company to the Purchasers dated the date hereof (the “Disclosure Schedule”), the Company represents and warrants to each Purchaser that the statements contained in this Section 5 are complete and accurate as of the date of this Agreement. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Section 5, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Section 5 only to the extent it is readily apparent from a reasonable reading of the disclosure that such disclosure is applicable to such other sections and subsections.

5.1. Capitalization.

(a) As of the date hereof, and after giving effect to the filing of the Certificate of Designation and the Closing, the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which 60,000 shares are designated Series C Preferred Stock. As of the date hereof, and after giving effect to the filing of the Certificate of Designation and the Closing, there are 28,252,216 outstanding shares of Common Stock, 60,000 shares of Series C Preferred Stock outstanding, 2,957,457 shares of Common Stock are available for issuance upon the exercise of outstanding stock options, warrants, or other convertible rights and 1,308,843 shares of Common Stock are reserved for issuance under the Company’s 2000 Stock Incentive Plan (the “Benefit Plan”). As of the date hereof, and after giving effect to the filing of the Certificate of Designation and the Closing, the Company has no other shares of capital stock authorized, issued or outstanding. Except for the shares of Series B-1 Preferred Stock held by Prides Capital as set forth in the column “Consideration” opposite such Purchaser’s name on Schedule I attached hereto, there are no other shares of Series B-1 Preferred Stock outstanding. A capitalization table presenting the capitalization of the Company after giving effect to the filing of the Certificate of Designation and the Closing is set forth on Schedule 5.1(a) hereto.

(b) As of the date hereof, except as set forth on the SEC Reports or on Schedule 5.1(b) and except as may be granted or required by this Agreement or the other Transaction Documents, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable or exchangeable for, any shares of capital stock of the Company, or arrangements by which the Company is or may become bound to issue additional shares of capital stock, nor are any such issuances or arrangements contemplated; (ii) there are no agreements or arrangements under which the Company is or may become obligated to register the sale of any of its securities under the Securities Act; (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its equity securities or any interests therein or to pay any dividend or make any distribution in respect thereof; and (iv) the Company has not reserved any shares of capital stock for issuance pursuant to any stock option plan or similar arrangement.

5.2. Due Issuance and Authorization of Capital Stock. All of the outstanding shares of capital stock of the Company have been validly issued and are fully paid and non-assessable. The sale and delivery of the shares of Series C Preferred Stock to the Purchasers, when issued, sold and delivered in accordance with the terms and for the consideration hereof, and the issuance of the Conversion Shares upon conversion of the shares of Series C Preferred Stock will vest in the holders thereof legal and valid title to such Securities, free and clear of any lien, claim, judgment, charge, mortgage, security interest, pledge, escrow, equity or other encumbrance (collectively, “Encumbrances”).

5.3. Organization. The Company and each of its Subsidiaries (a) is duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its formation, except, in the case of its Subsidiaries, where the failure to be so incorporated or organized would not have a Material Adverse Effect, (b) is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the nature of the property owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect, and (c) has all requisite corporate power and authority to own or lease and operate its assets and carry on its business as presently being conducted. The Company has its principal place of business and chief executive office in New York, New York.

5.4. Subsidiaries. All of the direct and indirect Subsidiaries of the Company are set forth on Schedule 5.4. The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Encumbrances, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

5.5. Consents. Assuming the accuracy of the representations made by the Purchasers in Section 4 of this Agreement and except as set forth on Schedule 5.5, neither the execution, delivery or performance of the Certificate of Designation, this Agreement or the other Transaction Documents by the Company, nor the consummation by it of the obligations and transactions contemplated hereby or thereby (including, without limitation, the issuance, the reservation for issuance and the delivery of the Series C Preferred Stock or the issuance and delivery of the Conversion Shares) requires any consent of, authorization by, exemption from, filing with or notice to any Governmental Entity or any other Person, other than (a) the filing of the Certificate of Designation with the Secretary of State of the State of Delaware, (b) the filings required to comply with the Company’s registration obligations under the Investor Rights Agreement and (c) filings required under applicable U.S. federal and state securities laws.

5.6. Authorization; Enforcement. The Company has all requisite corporate power and has taken all necessary corporate action required for the due authorization, execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Securities and the provision to the Purchasers of the rights contemplated by the Transaction Documents) and no action on the part of the stockholders of the Company is required. The execution, delivery and performance by the Company of each of the Transaction Documents, the execution and filing of the Certificate of Designation, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and the other Transaction Documents and instruments referred to herein to which it is a party will be duly executed and delivered by the Company, and each such agreement constitutes or will constitute a valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance or other similar laws affecting creditors’ rights generally and to general equitable principles.

5.7. Issuance of Securities. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized and a sufficient number of shares of authorized but unissued shares of Common Stock have been reserved for issuance upon conversion of the Series C Preferred Stock, and upon such issuance or conversion in accordance with the terms of this Agreement or the Certificate of Designation, as the case may be, all such Securities will be duly authorized, validly issued, fully paid and non-assessable, and free from all taxes and Encumbrances and will not be subject to preemptive rights or other similar rights of stockholders of the Company, and the issuance of such shares will not impose personal liability upon the holder thereof.

5.8. No Conflicts. Except as set forth on Schedule 5.8, the execution, delivery and performance of each of the Transaction Documents, the execution and filing of the Certificate of Designation, and the consummation of the transactions contemplated hereby and thereby (including, without limitation, the issuance and reservation for issuance, as applicable, of the Series C Preferred Shares and the Conversion Shares) will not (a) result in a violation of the amended and restated certificate of incorporation and by-laws of the Company (the “Charter Documents”) or the certificates of formation, operating agreements, certificates of incorporation or by-laws of its Subsidiaries, (b) conflict with or result in the breach of the terms, conditions or provisions of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, acceleration or cancellation under, any agreement, lease, mortgage, license, indenture, instrument or other contract to which the Company or any Subsidiary is a party, (c) result in a material violation of any law, rule, regulation, order, judgment or decree (including, without limitation, U.S. federal and state securities laws and regulations) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, (d) result in a material violation of any rule or regulation of the NASD or its Trading Markets, or (e) result in the creation of any Encumbrance upon any of the Company’s or any Subsidiary’s assets, except, in the case of clauses (b) or (e), for any such conflicts, violations, breaches, defaults or other occurrences that would not have, individually or in the aggregate, a Material Adverse Effect. The Company is not in material violation of its Charter Documents and neither the Company nor any Subsidiary is in material default (and no event has occurred which, with notice or lapse of time or both, would cause the Company to be in material default) under, nor has there occurred any event giving others (with notice or lapse of time or both) any rights of termination, amendment, acceleration or cancellation of, any Material Contract. The business of the Company and its Subsidiaries is not being conducted in violation in any material respect of any law, ordinance or regulation of any Governmental Entity except for such violations that would not have a Material Adverse Effect.

5.9. Material Contracts. Each Material Contract of the Company is listed on Schedule 5.9 hereof. Each Material Contract is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or other similar laws affecting creditors’ rights generally and by general equitable principles. There has not occurred any breach, violation or default or any event that, with the lapse of time, the giving of notice or the election of any Person, or any combination thereof, would constitute a breach, violation or default by the Company under any such Material Contract or, to the knowledge of the Company, by any other Person to any such contract, except for such violations or defaults that would not have a Material Adverse Effect. To the knowledge of the Company, it has not been notified that any party to any Material Contract intends to cancel, terminate, not renew or exercise an option under any Material Contract, whether in connection with the transactions contemplated hereby or otherwise.

5.10. Right of First Refusal; Stockholders Agreement; Voting and Registration Rights. Except pursuant to any agreement listed as an exhibit to an SEC Report, this Agreement or the other Transaction Documents, no party has any right of first refusal, right of first offer, right of co-sale, preemptive right or other similar right regarding the securities of the Company. Except pursuant to any agreement listed as an exhibit to an SEC Report or Schedule 5.10, there are no provisions of the Charter Documents, no Material Contracts other than the Certificate of Designation, this Agreement or the other Transaction Documents, which (a) may affect or restrict the voting rights of the Purchasers with respect to the Securities in their capacity as stockholders of the Company, (b) restrict the ability of the Purchasers, or any successor thereto or assignee or transferee thereof, to transfer the Securities, (c) would adversely affect the Company’s or any Purchaser’s right or ability to consummate the transactions contemplated by this Agreement or comply with the terms of the other Transaction Documents or the Certificate of Designation and the transactions contemplated hereby or thereby, (d) require the vote of more than a majority of the Company’s issued and outstanding Common Stock, voting together as a single class, to take or prevent any corporate action, other than those matters requiring a different vote under Delaware law, or (e) entitle any party to nominate or elect any director of the Company or require any of the Company’s stockholders to vote for any such nominee or other person as a director of the Company in each case above.

5.11. Previous Issuances. Except as disclosed on Schedule 5.11, all shares of capital stock and other securities issued by the Company prior to the Closing Date have been issued in transactions registered under or exempt from the registration requirements under the Securities Act and all applicable state securities or “blue sky” laws, and in compliance with all applicable corporate laws. The Company has not violated the Securities Act or any applicable state securities or “blue sky” laws in connection with the issuance of any shares of capital stock or other securities prior to the Closing Date.

5.12. No Integrated Offering. Neither the Company, nor any of its Affiliates or any other Person acting on the Company’s behalf, has directly or indirectly engaged in any form of general solicitation or general advertising with respect to the Securities nor have any of such Persons made any offers or sales of any security of the Company or its Affiliates or solicited any offers to buy any security of the Company or its Affiliates under circumstances that would require registration of the Securities under the Securities Act or cause this offering of Securities to be integrated with any prior offering of securities of the Company for purposes of the Securities Act or any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

5.13. SEC Reports; Financial Statements.

(a) Except as disclosed on the SEC Reports or Schedule 5.13, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. All Material Contracts to which the Company is a party or to which the property or assets of the Company are subject are required to be included as part of or specifically identified in the SEC Reports are so included or specifically identified. Except as disclosed to the Purchasers in writing, the Company has filed all SEC Reports required to be filed with the SEC since December 31, 2004 (the “Post-2004 SEC Reports”); provided that, if the Company amends any of its Post-2004 SEC Reports, such amendment shall not mean or imply that any representation or warranty in this Agreement was not true and correct when made or became untrue thereafter.

(b) The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

5.14. No Undisclosed Material Liabilities. As of the date of this Agreement, there are no liabilities of the Company, of any kind whatsoever, whether interest-bearing indebtedness, or liabilities accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities:

(a) reflected in the financial statements included in the SEC Reports;

(b) disclosed on Schedule 5.14 hereto;

(c) incurred in the ordinary course of business, consistent with past practice;

(d) created under, or incurred in connection with, this Agreement, the other Transaction Documents or the Certificate of Designation; or

(e) which would not in the aggregate be material to the Company.

5.15. Litigation. There is no action, suit, investigation or other proceeding pending against, or to the knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries or any of their properties or to the knowledge of the Company any of its or their officers or directors before any court or arbitrator or any Governmental Entity that could cause a Material Adverse Effect, except as disclosed in the SEC Reports or as set forth on Schedule 5.15. To the knowledge of the Company, there are no facts that would cause a reasonable person to believe that such a proceeding would likely result.

5.16. Taxes. The Company and each of its Subsidiaries has properly filed all federal, foreign, state, local, and other tax returns and reports which are required to be filed, which returns and reports were properly completed and are true and correct in all respects, and all taxes, interest, and penalties due and owing have been timely paid, except for those taxes, interest or penalties which would not have a Material Adverse Effect. There are no outstanding waivers or extensions of time with respect to the period for assessing or auditing any tax or tax return of the Company or any Subsidiary, or claims now pending or matters under discussion between the Company or any Subsidiary and any taxing authority in respect of any tax of the Company or any Subsidiary.

5.17. Employee Matters.

(a) The Company has listed any “employee benefit plan” subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that it maintains for employees on any agreement listed as an exhibit to an SEC Report or Schedule 5.17(a).

(b) Except as set forth on Schedule 5.17(b), (i) no director or officer or other employee of the Company will become entitled to any retirement, severance or similar benefit or enhanced or accelerated benefit (including any acceleration of vesting) or lapse of repurchase rights or obligations with respect to any employee benefit plan subject to ERISA or other benefit under any compensation plan or arrangement of the Company (each, an “Employee Benefit Plan”)) solely as a result of the transactions contemplated in this Agreement; and (ii) no payment made or to be made to any current or former employee or director of the Company, or any of its Affiliates by reason of the transactions contemplated hereby (whether alone or in connection with any other event, including, but not limited to, a termination of employment) will constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(c) No executive officer, to the knowledge of the Company, is, or is now expected to be, in violation of any term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant, and, to the knowledge of the Company, the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters, except for such violations which would not have a Material Adverse Effect.

(d) The Company and its Subsidiaries are in compliance with all applicable federal, state, local and foreign statutes, laws (including, without limitation, common law), judicial decisions, regulations, ordinances, rules, judgments, orders and codes respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, and no work stoppage or labor strike against the Company or any Subsidiary is pending or, to their knowledge, threatened, nor is the Company or any Subsidiary involved in or, to their knowledge, threatened with any labor dispute, grievance or litigation relating to labor matters involving any employees of the Company or any Subsidiary, except for any of the foregoing which would not have a Material Adverse Effect. To the Company’s knowledge, there are no suits, actions, disputes, claims (other than routine claims for benefits), investigations or audits pending or, to the knowledge of the Company, threatened in connection with any Employee Benefit Plan.

5.18. Compliance with Laws. The Company and its Subsidiaries have, and are in compliance with the terms of, all franchises, permits, licenses and other rights and privileges necessary to conduct the Company’s present and proposed business and are in compliance with and have not violated, in any respect, any applicable provisions of any laws, statutes, ordinances or regulations or the terms of any judgments, orders, decrees, injunctions or writs, except for any of the foregoing which would not have a Material Adverse Effect.

5.19. Brokers. Except as disclosed on Schedule 5.19, there is no investment banker, broker, finder, financial advisor or other person which has been retained by or is authorized to act on behalf of the Company who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

5.20. Environmental Matters.

(a) (i) No written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company, threatened by any Person against the Company or any of its Subsidiaries and no penalty has been assessed against the Company or any of its Subsidiaries, in each case, with respect to any matters relating to or arising out of any Environmental Law; (ii) the Company and its Subsidiaries are in material compliance with all applicable Environmental Laws; and (iii) to the knowledge of the Company, there are no material liabilities of or relating to the Company and its Subsidiaries relating to or arising out of any Environmental Law, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in a such a liability.

(b) For purposes of this Agreement, the term “Environmental Laws” means federal, state, local and foreign statutes, laws, binding judicial decisions, regulations, ordinances, rules, binding judgments, binding orders, codes, binding injunctions and permits relating to human health and the environment, including, but not limited to, Hazardous Materials; and the term “Hazardous Material” means all substances or materials regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law including, but not limited to: (i) petroleum, asbestos, or polychlorinated biphenyls and (ii) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan.

5.21. Intellectual Property Matters.

(a) “Intellectual Property” means any and all of the following arising under the laws of the United States, any other jurisdiction or any treaty regime: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent disclosures and all reissuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names and corporate names and all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all copyrightable works, mask works or moral rights, all copyrights and all applications, registrations and renewals in connection therewith, (iv) all trade secrets and confidential business information (including, without limitation, ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (v) all computer software (including, without limitation, data and related documentation and except for any commercial “shrink-wrapped” software) and source codes, (vi) all other proprietary rights, (vii) all copies and tangible embodiments of the foregoing (in whatever form or medium) and (viii) all licenses or agreements in connection with the foregoing. “Company Intellectual Property” means all Intellectual Property which is used in connection with, and is material to, the business of the Company and its Subsidiaries and all Intellectual Property owned by the Company and its Subsidiaries, provided that any Intellectual Property that is licensed by the Company or any of its Subsidiaries shall be included within the meaning of Company Intellectual Property only within the scope of use by the Company and its Subsidiaries or in connection with the Company’s business.

(b) Except as set forth on Schedule 5.21(b), with respect to each item of Company Intellectual Property:

(1) the Company or its Subsidiary possesses all rights, titles and interests in and to the item if owned by the Company or its Subsidiary, free and clear of any Encumbrance, license or other restriction, and possesses all rights necessary in the case of a licensed item to use such item in the manner in which it presently uses the item or reasonably contemplates using such item, and the Company has taken or caused to be taken reasonable and prudent steps to protect its rights in and to, and the validity and enforceability of, the item owned by the Company or its Subsidiary;

(2) the item, if owned by the Company or its Subsidiary, is not, and if licensed, to the knowledge of the Company is not, subject to any outstanding injunction, judgment, order, decree, ruling or charge naming the Company or a Subsidiary;

(3) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the knowledge of the Company, has been or is being threatened which challenges the legality, validity, enforceability, use or ownership of the item;

(4) to the knowledge of the Company, the Company or its Subsidiary has sufficient right, title and interest to use or own the item without infringement upon any Intellectual Property Right or other right of any third party, except for such failure which would not have a Material Adverse Effect;

(5) except in the ordinary course of business and to the knowledge of the Company, the Company and its Subsidiaries have not agreed to indemnify any person for or against any interference, infringement, misappropriation or other conflict with respect to the item;

(6) neither the Company nor any Subsidiary is bound by or a party to any option, license, sublicense, agreement or permission of any kind with respect to the item;

(7) to the knowledge of the Company, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with the Company Intellectual Property, except for such interference, infringement or misappropriation which would not have a Material Adverse Effect;

(8) neither the Company nor any Subsidiary is party to any option, license, sublicense or agreement or permission of any kind covering the item that it is in breach or default thereunder, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification or acceleration thereunder, except for such breach or default which would not have a Material Adverse Effect; and

(9) to the knowledge of the Company, each option, license, sublicense, agreement or permission of any kind covering the item is legal, valid, binding, enforceable against the Company or its Subsidiary, as the case may be, and in full force and effect.

All applications for, pending or registered patents, copyrights, trademarks, and service marks in the United States and any other jurisdiction (x) if owned by the Company or a Subsidiary, and (y) if licensed, to the knowledge of the Company, are valid and subsisting and in full force and effect or are currently pending and are not subject to any claims, Encumbrances, taxes or other fees except for periodic filing and maintenance fees. Except as set forth on Schedule 5.21(b) and except for such infringement or misappropriation which would not have a Material Adverse Effect, the Company and its Subsidiaries have not, to the knowledge of the Company, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of third parties, and there is no pending or, to the knowledge of the Company, threatened claim or litigation against the Company or any Subsidiary contesting the right to use any third party’s Intellectual Property rights, asserting the misuse of any thereof, or asserting the infringement or other violation thereof.

(c) All domain names owned by the Company or its Subsidiaries and material to the business of the Company and its Subsidiaries (the “Domain Names”) have been and are duly registered with Network Solutions, Inc. (“NSI”) through NSI’s registration procedures, and are operating, accessible domain names. The Company or a Subsidiary owns and, to the best of the Company’s knowledge, has not waived, forfeited or granted to any third parties, any rights, title or interest in or to the Domain Names including, without limitation, any benefits, entitlements or rights of renewal with respect to the Domain Names. NSI has not notified the Company or any Subsidiary that any of the Domain Names have been placed on “hold” or are otherwise subject to a dispute or potential dispute pursuant to NSI’s dispute resolution policy.

(d) To the knowledge of the Company, none of the key employees of the Company or any Subsidiary are obligated under any contract (including, without limitation, licenses, covenants, or commitments of any nature) or other agreement, or subject to any judgment, decree, or order of any court or administrative agency, that would interfere with the use of his or her reasonable diligence to promote the interests of the Company or that would conflict with the Company’s businesses as presently conducted. Neither the execution, delivery or performance of this Agreement, nor the carrying on of the Company’s businesses by the employees of the Company and its Subsidiaries, nor the conduct of the Company’s businesses as presently conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant, or instrument under which any such key employee is obligated, and which conflict, breach or default would have a Material Adverse Effect.

(e) The Company has entered into reasonable non-compete, confidentiality and proprietary information and assignment of inventions and other Intellectual Property agreements with the executive officers of the Company and its Subsidiaries seeking to protect, among other things, the confidentiality of all Company Intellectual Property and to ensure full and unencumbered ownership by the Company or a Subsidiary of all Company Intellectual Property. The Company is not aware of any violation by any such employees of such agreements.

(f) Except as set forth on Schedule 5.21(f), no stockholder, member, director, officer or employee of the Company or any subsidiary has any interest, right, title or interest in any of the Company Intellectual Property.

(g) The Company Intellectual Property comprises all Intellectual Property necessary to the Company’s business as presently conducted or proposed to be conducted by it. The Company does not believe it is or will be necessary to utilize any inventions, trade secrets or proprietary information of any of its employees made prior to their employment by the Company or a Subsidiary, except for inventions, trade secrets or proprietary information that have been assigned to the Company or a Subsidiary.

(h) The Company and its Subsidiaries are not subject to any “open source” or “copyleft” obligations or otherwise required to make generally available, or make any public disclosure of, any source code either used or developed by the Company or any Subsidiary.

(i) All material databases, hardware, technology and software used by the Company and its Subsidiaries perform in substantial compliance with applicable specifications.

(j) The Company and its Subsidiaries maintain policies and procedures regarding data security, privacy and data use that are commercially reasonable and, in any event, comply with the Company’s obligations to its customers and applicable laws, rules and regulations. To the knowledge of the Company, there have not been, and the transaction contemplated under this Agreement will not result in, any security breaches of any security policy, data use restriction or privacy breach under any such policies or any applicable laws, rules or regulations.

5.22. Related-Party Transactions. Except as set forth in the SEC Reports or on Schedule 5.22, no stockholder who beneficially owns 5% or more (on a fully-diluted basis) of any class of equity securities, officer or director of the Company or any Subsidiary or member of his or her immediate family is currently indebted to the Company or any Subsidiary, nor is the Company or any Subsidiary indebted (or committed to make loans or extend or guarantee credit) to any of such individuals. Except as set forth in the SEC Reports or on Schedule 5.22 hereto, as of the date hereof, no stockholder who beneficially owns 5% or more (on a fully-diluted basis) of any class of equity securities, officer or director of the Company and no member of the immediate family of any stockholder who beneficially owns 5% or more (on a fully-diluted basis) of any class of equity securities, officer or director of the Company is directly or indirectly interested in any contract with the Company.

5.23. Title to Property and Assets. Neither the Company nor any Subsidiary owns any real property. Except as set forth on the SEC Reports, on Schedule 5.23 hereto or as would not have a Material Adverse Effect, the Company and its Subsidiaries own or have legally enforceable rights to use or hold for use their personal property and assets free and clear of all Encumbrances except liens for taxes not yet due and payable, purchase-money security interests entered into in the ordinary course of business and such other Encumbrances, if any, that individually or in the aggregate, do not and would not detract from the value of any asset or property of the Company and its Subsidiaries or interfere with the use or contemplated use of any personal property of the Company and its Subsidiaries. With respect to any real property, neither the Company nor any Subsidiary is in violation in any material respect of any of its leases. All machinery, equipment, furniture, fixtures and other personal property and all buildings, structures and other facilities, if any, including, without limitation, office or other space used by the Company and its Subsidiaries in the conduct of their business, are in good operating condition and fit for operation in the ordinary course of business (subject to normal wear and tear) except for any defects which will not interfere with the conduct of normal operations of the Company and its Subsidiaries. The Company has delivered to the Purchaser true and complete copies of any leases related to the real property used by the Company and its Subsidiaries in the conduct of their business.

5.24. Disclosure. The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company.

No representation or warranty by the Company contained in this Agreement contains any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 4 hereof. Except for the representations and warranties contained in this Section 5, neither the Company nor any other person or entity acting on behalf of the Company, makes any representation or warranty, express or implied.

5.25. Absence of Changes. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof or as set forth on Schedule 5.25 or as contemplated by this Agreement, or in connection with the Certificate of Designation, this Agreement or the other Transaction Documents, there has not been:

(1) other than with respect to the Series B-1 Preferred Stock in accordance with its terms, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company of any outstanding shares of its capital stock of the Company;

(2) any amendment of any term of any outstanding security of the Company;

(3) any transaction or commitment made, or any contract, agreement or settlement entered into, by (or judgment, order or decree affecting) the Company relating to its assets or business (including the acquisition or disposition of any material amount of assets) or any relinquishment by the Company or any Subsidiary of any contract or other right, other than transactions, commitments, contracts, agreements or settlements (excluding settlements of litigation and tax proceedings) in the ordinary course of business;

(4) any (A) grant of any severance or termination pay to (or amendment to any such existing arrangement with) any director, officer or employee of the Company or any Subsidiary, (B) entering into of any employment, deferred compensation, supplemental retirement or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any Subsidiary, (C) increase in, or accelerated vesting and/or payment of, benefits under any existing severance or termination pay policies or employment agreements or (D) increase in or enhancement of any rights or features related to compensation, bonus or other benefits payable to directors, officers or senior employees of the Company or any Subsidiary, in each case, other than in the ordinary course of business consistent with past practice; or

(5) any material tax election made or changed, any audit settled or any amended tax returns filed;

(6) any Material Adverse Effect or any event or events that individually or in the aggregate would have a Material Adverse Effect;

(7) any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting the Company’s and its Subsidiaries’ properties or assets when taken as a whole;

(8) any sale, assignment or transfer, or any agreement to sell, assign or transfer, any material asset, liability, property, obligation or right of the Company to any Person, including, without limitation, the Purchasers and their respective Affiliates, in each case, other than in the ordinary course of business and consistent with past practice;

(9) any obligation or liability incurred, or any loans or advances made, by the Company to any of its Affiliates, other than expenses allowable in the ordinary course of business of the Company;

(10) any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any material property, rights or assets other than in the ordinary course of business of the Company;

(11) any assignment, lease or other transfer or disposition, or any other agreement or arrangement therefor by the Company or any Subsidiary of any property or equipment having a value in excess of $50,000 except in the ordinary course of business;

(12) other than in the ordinary course of business and consistent with past practice, any expenditure by the Company or any Subsidiary (or series of related expenditures) involving more than $50,000 singly or $100,000 in the aggregate;

(13) any waiver of any rights or claims of the Company or any Subsidiary, except for such waivers which would not have a Material Adverse Effect;

(14) any agreement or commitment by the Company or any Subsidiary to do any of the foregoing or any transaction by the Company or any Subsidiary outside the ordinary course of business of the Company; or

(15) any lien upon, or adversely affecting, any property or other assets of the Company or any Subsidiary, except for such liens which would not have a Material Adverse Effect.

5.26. Illegal Payments. Neither the Company nor any Subsidiary has, nor, to the knowledge of the Company, has any director, officer, agent or employee of the Company or any Subsidiary, paid, caused to be paid, or agreed to pay, directly or indirectly, in connection with the business of the Company: (a) to any government or agency thereof, any agent or any supplier or customer, any bribe, kickback or other similar payment; (b) any contribution to any political party or candidate (other than from personal funds of directors, officers or employees not reimbursed by their respective employers or as otherwise permitted by applicable law); or (c) intentionally established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

5.27. Suppliers and Customers. The Company does not have any knowledge of any termination, cancellation or threatened termination or cancellation or limitation of, or any dissatisfaction with, the business relationship between the Company or any Subsidiary and any supplier, customer, vendor, customer or client, except for any of the foregoing which would not have a Material Adverse Effect or as set forth on Schedule 5.27 hereto.

5.28. Regulatory Permits. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not have or reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

5.29. Insurance. The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which the Company and the Subsidiaries are engaged. The Company carries directors and officers insurance coverage in the amount set forth on Schedule 5.29. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

5.30. Reserved.

5.31. Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the shares of Series C Preferred Stock, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.32. Listing and Maintenance Requirements. The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. Except as set forth on Schedule 5.32, the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

5.33. Accountants. Ernst & Young LLP, who expressed their opinion with respect to the consolidated financial statements included in the SEC Reports, are independent accountants as required by the Securities Act and the rules and regulations promulgated thereunder. There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the independent registered public accounting firm formerly or presently employed by the Company and the Company is current with respect to any fees owed to such accounting firm.

5.34. Solvency. The sum of the assets of the Company, both at a fair valuation and at present fair salable value, exceeds its liabilities, including contingent liabilities, and the Company has sufficient capital with which to conduct its business as presently conducted and as proposed to be conducted. The Company has not incurred debt, and does not intend to incur debt, beyond its ability to pay such debt as it matures. For purposes of this paragraph, “debt” means any liability on a claim, and “claim” means (x) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured, or (y) a right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured. With respect to any such contingent liabilities, such liabilities are computed at the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.

5.35. Application of Takeover Protections. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s certificate or articles of incorporation, bylaws (or other organizational or charter documents) or the laws of its state of incorporation (including Section 203 of the Delaware General Corporation Law) that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Series C Preferred Stock or the issuance and delivery of the Conversion Shares and the Purchasers’ ownership of the Series C Preferred Stock and the Conversion Shares.

5.36. Stock Options. With respect to stock options issued pursuant to the Company’s Employee Benefit Plans (i) each stock option designated by the Company at the time of grant as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) except as disclosed in the SEC Reports, including the financial statements included therein, or as set forth on Schedule 5.36 hereto, each grant of a stock option was duly authorized no later than the date on which the grant of such stock option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, (iii) each such grant was made in accordance with the material terms of the Employee Benefit Plans, the Securities Act and all other applicable laws and regulatory rules or requirements, and (iv) each such grant was or has now been properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the SEC Reports in accordance with the Exchange Act and all other applicable laws.

6. Conditions of Parties’ Obligations.

6.1. Conditions of the Purchasers’ Obligations. The obligations of each of the Purchasers to purchase the shares of Series C Preferred Stock set forth on Schedule I attached hereto at the Closing are subject to the fulfillment prior to the Closing Date of all of the following conditions, any of which may be waived in whole or in part by such Purchaser severally in its absolute discretion.

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement and in any certificate, if any, or other writing, if any, delivered by the Company pursuant hereto shall be true and correct in all material respects on and as of the Closing Date except those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects, with the same effect as though such representations and warranties had been made on and as of the Closing Date.

(b) Performance. The Company shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with it on or before the Closing.

(c) Certificate of Designation. Prior to the Closing, (i) the Certificate of Designation shall have been filed with the Secretary of State of the State of Delaware, and (ii) the Purchasers shall have received confirmation from the Secretary of State of the State of Delaware reasonably satisfactory to them that such filing has occurred.

(d) Qualification Under State Securities Laws. All registrations, qualifications, permits and approvals, if any, required to be obtained prior to the Closing under applicable state securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement or the other Transaction Documents, including, without limitation, the offer and sale of the Securities.

(e) Investor Rights Agreement. The Investor Rights Agreement shall have been executed and delivered by (i) Company and (ii) the Investors (as defined therein).

(f) No Stockholder Approval Required. No approval on the part of the stockholders of the Company shall be required in connection with the execution and delivery by the Company of the Certificate of Designation, this Agreement and the other Transaction Documents and the consummation of the transactions to be performed by the Company contemplated by the Transaction Documents.

(g) Supporting Documents. The Purchasers at the Closing shall have received the following:

(1) A good standing certificate of the Company and each Subsidiary;

(2) An opinion from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C., counsel to the Company, dated as of the Closing Date, in a form satisfactory to the Purchasers;

(3) Copies of resolutions of the Board of Directors of the Company (the “Board”), certified by the Secretary of the Company, authorizing and approving the filing of the Certificate of Designation, the execution, delivery and performance of the Transaction Documents and all other documents and instruments to be delivered pursuant hereto and thereto;

(4) Copy of the Amended and Restated Certificate of Incorporation and By-laws of the Company, certified by the Secretary of the Company; and

(5) A certificate of incumbency executed by the Secretary of the Company (A) certifying the names, titles and signatures of the officers authorized to execute the documents referred to in subparagraphs (3) and (4) above and (B) further certifying that the Certificate of Designation delivered to the Purchasers at the time of the execution of this Agreement has been validly adopted and has not been amended or modified.

(h) Consents and Waivers The Company shall have obtained all consents or waivers necessary to execute and perform its obligations under the Certificate of Designation, this Agreement and the other Transaction Documents (including consents and waivers listed on Schedule 5.5), to issue the Series C Preferred Stock and the Conversion Shares, and to carry out the transactions contemplated hereby and thereby. All corporate and other action and governmental filings necessary to effectuate the terms of the Certificate of Designation, this Agreement, the other Transaction Documents, the Series C Preferred Stock and the Conversion Shares, and other agreements and instruments executed and delivered by the Company in connection herewith shall have been made or taken.

(i) Non-Compete and Confidentiality Agreements. Each of John Katzman, Mark Chernis and any chief executive officer of the Company shall have signed non-compete, confidentiality and proprietary information and inventions agreements acceptable to the Purchasers.

(j) Employment Agreements. The Purchasers shall be satisfied with the terms of the Company’s employment agreements, including, but not limited to, the Company’s agreement with its Chief Executive Officer.

(k) Repurchase of Series B-1 Preferred Stock. Prides Capital and Company shall have entered into a termination and release agreement in the form attached hereto as Exhibit D with respect to arrangements relating to the Series B-1 Preferred Stock and the Fletcher Rights.

(l) No Effect on Nasdaq Listing. The Purchasers shall be satisfied that the transactions contemplated hereby will not adversely impact the Company’s continued listing on the Nasdaq Global Market.

(m) No Material Adverse Effect. There shall have been no Material Adverse Effect with respect to the Company since the date hereof.

(n) Fees of Purchaser’s Counsel and Consultants. The Company shall have paid, in accordance with Section 13.9, the fees, expenses and disbursements of the Purchasers.

(o) By-laws. The Company shall have amended its by-laws to provide for the director nomination process as set forth on Schedule 6.1(o) hereto.

(p) Standstill Agreements. Each Purchaser and John Katzman shall have entered into an agreement with the Company satisfactory to the Purchasers not to engage in any director nomination process that is inconsistent with the director nomination process as set forth on Schedule 6.1(o) hereto, for so long as shares of Series C Preferred Stock representing at least 5% of the Company’s fully-diluted equity remain outstanding (such agreement with John Katzman, the “Katzman Nomination Agreement”).

(q) Compliance Certificate. The Company shall have delivered to the Purchasers a Compliance Certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date to the effect that the conditions specified in subsections (a), (b), (c)(i), (d), (e)(i), (f), (h), and (m) of this Section 6.1 have been satisfied.

6.2. Conditions of the Company’s Obligations. The obligations of the Company under Section 2 hereof are subject to the fulfillment prior to or on the Closing Date of all of the following conditions, any of which may be waived in whole or in part by the Company.

(a) Covenants; Representations and Warranties. (i) Each of the Purchasers at the Closing Date shall have performed in all material respects all of its obligations and conditions hereunder required to be performed or complied by it at or prior to the Closing Date and (ii) the representations and warranties of each of the Purchasers at the Closing Date contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Investor Rights Agreement. Each Purchaser shall have executed and delivered the Investor Rights Agreement.

6.3. Conditions of Each Party’s Obligations. The respective obligations of each party to consummate the transactions at the Closing contemplated hereunder are subject to the parties being reasonably satisfied as to the absence of (a) litigation challenging or seeking damages in connection with the transactions contemplated by this Agreement, any of the Transaction Documents or the Certificate of Designation, in which there has been issued any order or injunction delaying or preventing the consummation of the transactions contemplated hereby, and (b) any statute, rule, regulation, injunction, order or decree, enacted, enforced, promulgated, entered, issued or deemed applicable to this Agreement or the transactions contemplated hereby by any court, government or governmental authority or agency or legislative body, domestic, foreign or supranational prohibiting or enjoining the transactions contemplated by this Agreement.

7. Covenants.

7.1. Reporting Requirements; Access to Records. As long as any Purchaser holds at least five percent (5%) of its originally issued Series C Preferred Stock and the Company remains subject to the requirements of the Exchange Act, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. The Company further agrees to make available to each of Bain Capital and Prides Capital for so long as it holds at least five percent (5%) of its originally issued Series C Preferred Stock and any other Purchaser that holds Series C Preferred Stock representing at least five percent (5%) of the issued and outstanding shares of Common Stock on an as-converted basis, (i) such information as the Company is required to file or furnish to the Commission, within the time periods required by applicable law and regulations for filing or furnishing such information with the Commission, (ii) such information as it furnishes to its other shareholders, (iii) unless otherwise requested by Bain Capital, Prides Capital or such Purchaser, such information as it furnishes to its Board and committee members, and (iv) reasonable access during normal business hours, upon reasonable advance notice, to all of the books, records and properties of the Company and its Subsidiaries, if any, and to all officers and employees of the Company and such Subsidiaries (which access shall be given to Bain Capital, Prides Capital and any such Purchaser’s respective officers, employees, advisors, counsel and other authorized representatives).

7.2. Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Series C Preferred Stock in a manner that would require the registration under the Securities Act of the sale of the Series C Preferred Stock to the Purchasers or that would be integrated with the offer or sale of the Series C Preferred Stock for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

7.3. Securities Laws Disclosure; Publicity. The Company shall, by 8:30 a.m. (New York City time) on the fourth business day immediately following the date hereof, issue a Current Report on Form 8-K, disclosing the material terms of the transactions contemplated hereby and filing the Transaction Documents as exhibits thereto. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release or otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (i) as required by federal securities law in connection with (A) any registration statement contemplated by the Investor Rights Agreement, (B) the Current Report on Form 8-K required by this Section 7.3, (C) any filing required by the Commission and (D) the filing of final Transaction Documents (including signature pages thereto) with the Commission and (ii) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (ii).

7.4. Reservation of Common Stock. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue shares of Common Stock upon conversion of the Series C Preferred Stock.

7.5. Listing of Common Stock. The Company hereby agrees to use best efforts to maintain the listing of the Common Stock on a Trading Market. The Company will take all action reasonably necessary to continue the listing and trading of its Common Stock on a Trading Market and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market.

7.6. Filings. The Company shall make all filings with the Commission and its Trading Markets as required by the transactions contemplated hereby. If at any time a Purchaser determines that a filing under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended, is desirable or necessary and makes such a request of the Company, the Company will cooperate in making such filing and will pay for any and all filing fees and out-of-pocket expenses incurred by such Purchaser in connection with any such filing.

7.7. Board Representation; Nomination of Chief Executive Officer. Immediately following the Closing, the Company covenants and agrees that it will increase the size of its Board to eight directors and, in accordance with the Certificate of Designation, take all steps necessary to appoint two representatives of the holders of Series C Preferred Stock to the Board (the “Series C Directors”), who will initially be Michael Krupka and Jeffrey Crisan. The Company agrees that it will reimburse the Series C Directors for costs and expenses in attending Board meetings. For so long as any shares of Series C Preferred Stock remain outstanding, the Company shall take all reasonable measures to cause the Company’s Chief Executive Officer to be nominated and supported by the Company for election as a director, unless the holders of a majority of the shares of Series C Preferred Stock then outstanding determine otherwise and so notify the Company in writing.

7.8. Board Committees. The Company covenants and agrees that it will adjust the membership on its Board committees so that at least one of the Series C Directors is a member of all committees of the Board, including the Compensation Committee and the Nominating Committee, but excluding the Audit Committee.

7.9. Board Observer Rights. So long as Prides Capital and its Affiliates collectively own at least ten percent (10%) of the number of shares of Series C Preferred Stock originally purchased by Prides Capital, the Company covenants and agrees that it will provide to Prides Capital the privilege to appoint one observer to the Board and all committees of the Board, provided that such observer shall be Stephen Cootey, or such other individual designated by Prides Capital as may be reasonably satisfactory to the Company. Once Prides Capital and its Affiliates collectively own less than ten percent (10%) of the number of shares of Series C Preferred Stock originally purchased by them, and so long as Bain Capital owns at least ten percent (10%) of the number of shares of Series C Preferred Stock originally purchased by Bain Capital, the Company covenants and agrees that it will provide to Bain Capital the privilege to appoint one observer to the Board and all committees of the Board, provided that such observer designated by Bain Capital shall be reasonably satisfactory to the Company. Subject to customary confidentiality restrictions, such observer will be provided with all information and materials provided to the directors and committee members, will be reimbursed for costs and expenses incurred in attending meetings and will receive any other compensation paid by the Company to the directors appointed by the holders of Series C Preferred Stock.

7.10. Nomination Process. The Company covenants and agrees that it will follow the director nomination process as set forth on Schedule 6.1(o) hereto.

7.11. Standstill Agreements. None of the agreements specified in Section 6.1(p) hereto shall be amended or terminated without the approval of the Board, including the unanimous approval of the directors who are not affiliated with the party that entered into the agreement with the Company proposed to be amended or terminated.

7.12. Standstill on Change of Control. So long as Bain Capital holds shares of Series C Preferred Stock, Bain Capital agrees that if, pursuant to Section 7 of the Certificate of Designation, the Required Holders (as defined in the Certificate of Designation), if requested by the Board do not consent to a bona fide offer by a third party to consummate a Change of Control (as defined in the Certificate of Designation) transaction approved by the Board, then Bain Capital shall not, within twelve months of such request, present the Company with a Change of Control transaction in which a Bain Fund (as defined in the Certificate of Designation) will participate as a buyer.

8. Transfer Restrictions; Restrictive Legend.

8.1. Transfer Restrictions. Each Purchaser understands that the Company may, as a condition to the transfer of any of the Securities, require that the request for transfer be accompanied by an opinion of counsel reasonably satisfactory to the Company, to the effect that the proposed transfer does not result in a violation of the Securities Act, unless such transfer is covered by an effective registration statement or by Rule 144 or Rule 144A under the Securities Act; provided, however, that an opinion of counsel shall not be required for a transfer by a Purchaser that is (A) a partnership transferring to its partners or former partners in accordance with partnership interests, (B) a corporation transferring to a wholly owned subsidiary or a parent corporation that owns all of the capital stock of the Purchaser, (C) a limited liability company transferring to its members or former members in accordance with their interest in the limited liability company, (D) an individual transferring to the Purchaser’s family member or trust for the benefit of an individual Purchaser, or (E) transferring its Securities to any Affiliate of the Purchaser, in the case of an institutional investor, or other Person under common management with such Purchaser; and provided, further, that the transferee in each case agrees to be subject to the restrictions in this Section 8. It is understood that the certificates evidencing the Securities may bear substantially the following legends:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A OF SUCH ACT.”

8.2. Unlegended Certificates. The Company shall be obligated to promptly reissue unlegended certificates upon the request of any holder thereof at such time as (i) a registration statement relating to the Securities is effective, or (ii) the holding period under Rule 144 or another applicable exemption from the registration requirements of the Securities Act has been satisfied. The Company is entitled to request from any holder requesting unlegended certificates under (ii) above an opinion of counsel reasonably acceptable to the Company to the effect that the securities proposed to be disposed of may lawfully be so disposed of without registration, qualification or legend.

9. Registration, Transfer and Substitution of Certificates for Securities.

9.1. Stock Register; Ownership of Securities. The Company will keep at its principal office a register in which the Company will provide for the registration of transfers of the Securities. The Company may treat the Person in whose name any of the Securities are registered on such register as the owner thereof and the Company shall not be affected by any notice to the contrary. All references in this Agreement to a “holder” of any Securities shall mean the Person in whose name such Securities are at the time registered on such register.

9.2. Replacement of Certificates. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate representing Securities, and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement reasonably satisfactory to the Company or, in the case of any such mutilation, upon surrender of such certificate for cancellation at the office of the Company maintained pursuant to Section 9.1 hereof, the Company at its expense will execute and deliver, in lieu thereof, a new certificate representing Securities of like tenor.

10. Definitions. Unless the context otherwise requires, the terms defined in this Section 10 shall have the meanings specified for all purposes of this Agreement.

Except as otherwise expressly provided, all accounting terms used in this Agreement, whether or not defined in this Section 10, shall be construed in accordance with GAAP. If and so long as the Company has one or more Subsidiaries, such accounting terms shall be determined on a consolidated basis for the Company and each of its Subsidiaries, and the financial statements and other financial information to be furnished by the Company pursuant to this Agreement shall be consolidated and presented with consolidating financial statements of the Company and each of its Subsidiaries.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act; provided, that with respect to Bain Capital, the term Affiliate shall also be deemed to include any Person under common management with Bain Capital, LLC.

“Agreement” has the meaning assigned to it in the introductory paragraph hereof.

“Bain Capital” had the meaning assigned to it in the introductory paragraph hereof.

“Board” has the meaning assigned in it in Section 6.1(g)(3) hereof.

“Certificate of Designation” has the meaning assigned to it in Section 1 hereof.

“Charter Documents” has the meaning assigned to it in Section 5.8 hereof.

“Closing” has the meaning assigned to it in Section 3.1 hereof.

“Closing Date” has the meaning assigned to it in Section 3.1 hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” means the Securities and Exchange Commission.

“Common Stock” has the meaning assigned to it in Section 1 hereof.

“Company” has the meaning assigned to it in the introductory paragraph hereof.

“Company Intellectual Property” has the meaning assigned to it in Section 5.21(a) hereof.

“Conversion Shares” has the meaning assigned to it in Section 1 hereof.

“Disclosure Schedule” has the meaning assigned to it in Section 5 hereof.

“Domain Names” has the meaning assigned to it in Section 5.21(c) hereof.

“Employee Benefit Plan” has the meaning assigned to it in Section 5.16(c) hereof.

“Encumbrances” has the meaning assigned to it in Section 5.2 hereof.

“Environmental Law” has the meaning assigned to it in Section 5.20(b) hereof.

“ERISA” has the meaning assigned to it in Section 5.16(b) hereof.

“Evaluation Date” has the meaning assigned to it in Section 5.30 hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means U.S. generally accepted accounting principles consistently applied.

“Governmental Entity” means any national, federal, state, municipal, local, territorial, foreign or other government or any department, commission, board, bureau, agency, regulatory authority or instrumentality thereof, or any court, judicial, administrative or arbitral body or public or private tribunal.

“Hazardous Material” has the meaning assigned to it in Section 5.20(b) hereof.

“Intellectual Property” has the meaning assigned to it in Section 5.21(a) hereof.

“Investor Rights Agreement” means the Investor Rights Agreement in the form attached hereto as Exhibit C.

“Katzman Nomination Agreement” has the meaning assigned to it in Section 6.1(p) hereof.

“Material Adverse Effect” means (i) any material adverse effect on the issuance or validity of the Securities or the transactions contemplated hereby or the enforceability or validity of the Certificate of Designation or on the ability of the Company to perform its obligations under this Agreement and the other Transaction Documents or (ii) any material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business or operations of the Company and its Subsidiaries, taken as a whole.

“Material Contract” means all written and oral contracts, agreements, deeds, mortgages, leases, subleases, licenses, instruments, notes, commitments, commissions, undertakings, arrangements and understandings (i) which by their terms involve, or would reasonably be expected to involve, aggregate payments by or to the Company in excess of $1,000,000, (ii) the breach of which by the Company or any of its Subsidiaries would reasonably be expected to have a Material Adverse Effect, (iii) which are required to be filed as exhibits by the Company with the SEC pursuant to Items 601(b)(4) and 601(b)(10) of Regulation S-K promulgated by the SEC, or (iv) principal contracts or arrangements with the Company’s franchisees.

“Material Permit” has the meaning assigned to it in Section 5.28 hereof.

“NSI” has the meaning assigned to it in Section 5.21(c) hereof.

“Person” means and includes all natural persons, corporations, business trusts, associations, companies, partnerships, joint ventures, limited liability companies and other entities and governments and agencies and political subdivisions.

“Prides Capital” has the meaning assigned to it in the introductory paragraph hereof.

“Purchase Date” has the meaning assigned to it in the introductory paragraph hereof.

“Purchase Price” has the meaning assigned it in Section 2 hereof.

“Purchaser” and “Purchasers” have the meaning assigned to them in the introductory paragraph of this Agreement and shall include any Affiliates of the Purchasers.

“SEC Reports” has the meaning assigned to it in Section 5.13(a) hereof.

“Securities” has the meaning assigned to it in Section 1 hereof.

“Securities Act” or “Act” means the Securities Act of 1933, as amended.

“Series B-1 Preferred Stock” has the meaning assigned to such term in Section 3.2 hereof.

“Series C Preferred Stock” has the meaning assigned to such term in Section 1 hereof.

“Subsidiary” means any corporation, association trust, limited liability company, partnership, joint venture or other business association or entity (i) at least 50% of the outstanding voting securities of which are at the time owned or controlled directly or indirectly by the Company or (ii) with respect to which the Company possesses, directly or indirectly, the power to direct or cause the direction of the affairs or management of such Person.

“Trading Market” means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the American Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board.

“Transaction Documents” means this Agreement and the Investor Rights Agreement.

11. Enforcement.

11.1. Cumulative Remedies. None of the rights, powers or remedies conferred upon the Purchasers on the one hand or the Company on the other hand shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement, any of the other Transaction Documents or the Certificate of Designation or now or hereafter available at law, in equity, by statute or otherwise. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

11.2. No Implied Waiver. Except as expressly provided in this Agreement, no course of dealing between the Company and the Purchasers or any other holder of shares of Series C Preferred Stock and no delay in exercising any such right, power or remedy conferred hereby or by the Certificate of Designation, or by any of the other Transaction Documents or now or hereafter existing at law in equity, by statute or otherwise, shall operate as a waiver of, or otherwise prejudice, any such right, power or remedy.

12. Confidentiality. Except as otherwise agreed in writing by the Company, each Purchaser agrees that it will use reasonable care to keep confidential and not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of the Transaction Documents (including notice of the Company’s intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 12 by such Purchaser), (b) is or has been independently developed or conceived by the Purchaser without use of the Company’s confidential information, (c) is or has been made known or disclosed to the Purchaser by a third party without a breach of any obligation of confidentiality such third party may have to the Company or (d) was known to the Purchaser prior to disclosure to the Purchaser by the Company; provided, however, that a Purchaser may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Securities from such Purchaser, if such prospective purchaser agrees to be bound by the provisions of this Section 12; (iii) to any Affiliate, partner, member, stockholder or advisor of such Purchaser in the ordinary course of business, provided that such Purchaser informs such person that such information is confidential and directs such person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Purchaser promptly notifies the Company of such disclosure and, if requested by the Company, reasonably cooperates with the Company at the Company’s expense to minimize the extent of any such required disclosure. Notwithstanding anything to the contrary herein, the confidentiality obligations of this Section 12 shall survive the termination of this Agreement.

13. Miscellaneous.

13.1. Waivers and Amendments. Upon the approval of the Company and the written consent of the Purchasers holding seventy-five percent (75%) of the then outstanding Series C Preferred Stock, (i) the obligations of the Company and the rights of the Purchasers under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely), and (ii) the Company may enter into a supplementary agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement, or of any supplemental agreement or modifying in any manner the rights and obligations hereunder or thereunder of the Purchasers and/or the Company; provided, however, that, without a Purchaser’s consent, any such amendment or waiver shall not treat such Purchaser differently from any other Purchaser. The Company shall deliver copies of such consent to any Purchasers who did not execute the same.

The foregoing notwithstanding, no such waiver or supplemental agreement shall affect any of the rights of any holder of any Securities created by (1) the Certificate of Designation or by the Delaware General Corporation Law without compliance with all applicable provisions of the Certificate of Designation and the Delaware General Corporation Law or (2) any Transaction Document other than this Agreement without compliance with all applicable provisions of such Transaction Document.

Neither this Agreement, nor any provision hereof, may be changed, waived, discharged or terminated orally or by course of dealing, but only by an instrument in writing.

13.2. Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (b) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to a Purchaser at its address set forth on Schedule I hereto.

with a copy to:

Ropes & Gray LLP

One International Place

Boston, MA 02110

Attention: Joel F. Freedman, Esq.

Facsimile No.: (617) 951-7050

and

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

Attention: Michael J. Nooney, Esq.

Facsimile No.: (650) 251-5002

If to the Company:

The Princeton Review, Inc.

2315 Broadway

New York, New York 10024

Attention: Chief Executive Officer

Facsimile No.: (212) 874-0775

with a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.

One Financial Center

Boston, MA 02111

Attention: Richard R. Kelly

Facsimile No.: (617) 542-2241

or at such other address as the Company or the Purchasers each may specify by written notice to the other parties hereto. Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section 13.2.

13.3. Indemnification; Survival. The Company shall indemnify, save and hold harmless each Purchaser, its directors, officers, employees, partners, representatives and agents (each, a “Purchaser Indemnified Party”) from and against (and shall promptly reimburse such indemnified persons for) any and all liability, loss, cost, damage, reasonable attorneys’ and accountants’ fees and expenses, court costs and all other out-of-pocket expenses incurred (collectively, “Losses”) in connection with or arising from claims, actions, suits, proceedings or similar claims by any person or entity (other than such Purchaser) associated, arising out of or relating to (i) the execution, delivery and performance of this Agreement, any of the other Transaction Documents or the Certificate of Designation, (ii) the transactions contemplated hereby or thereby, (iii) the ownership by such Purchaser of the Securities or (iv) the rights of the Purchasers to elect directors to the Company’s Board. This indemnification provision shall be in addition to the rights of the Purchasers to bring an action against the Company for breach of any term of this Agreement, the other Transaction Documents or the Certificate of Designation. Notwithstanding anything herein to the contrary, (i) the Company shall not be obligated to indemnify any Purchaser Indemnified Party under this Section 13.3 with respect to Losses arising out of, relating to, or resulting from any breach of a representation or warranty contained in this Agreement or the Transaction Documents unless the aggregate of all such Losses for such Purchaser Indemnified Party exceeds $100,000 (the “Basket”), in which case such Purchaser Indemnified Party shall be entitled to recover all Losses in excess of the Basket, and (ii) the aggregate liability of the Company hereunder in respect of Losses arising out of, relating to, or resulting from any breach of a representation or warranty contained in this Agreement or the Transaction Documents for any Purchaser Indemnified Party shall not exceed the total Purchase Price paid by such Purchaser Indemnified Party. For purposes of the foregoing sentence only, the term “Purchase Price” shall mean $1,000 per share in cash (regardless of whether the actual consideration paid by any Purchaser Indemnified Party included cash, securities or any rights). All representations and warranties in this Agreement or the Transaction Documents shall survive the Closing (unless a different period is specifically assigned thereto) except the representations and warranties contained in this Agreement and the Transaction Documents shall survive the Closing only until the date that is eighteen months after the Closing Date.

13.4. No Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

13.5. Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto, the successors and permitted assigns of each Purchaser and the successors of the Company, whether so expressed or not. None of the parties hereto may assign its rights or obligations under Section 2 hereof without the prior written consent of the Company, except that each Purchaser may, without the prior consent of the Company, assign its rights to purchase the shares of Series C Preferred Stock hereunder to any of its Affiliates. This Agreement shall not inure to the benefit of or be enforceable by any other Person.

13.6. Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

13.7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of law principles.

13.8. Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents. Each Purchaser acknowledges that Ropes & Gray LLP has only acted as counsel for Bain Capital Simpson Thacher & Bartlett LLP has only acted as counsel for Prides Capital and in each case not any other Purchaser. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by the Purchasers.

13.9. Fees and Expenses. The Company agrees to pay, reimburse and hold the Purchasers harmless from liability for the payment of all out-of-pocket fees and expenses incurred by it in connection with its diligence investigation of the Company, the preparation and negotiation of this Agreement and the consummation of the transactions contemplated hereby, regardless of whether the purchase of shares of Series C Preferred Stock by the Purchasers pursuant to this Agreement is consummated. An estimate of the fees and expenses of third parties may be paid by checks delivered or wire transfers to such parties at the Closing by the Purchasers, the amount of such checks or wire transfers being deducted from the aggregate amount to be paid by such Purchasers at the Closing for the shares of Series C Preferred Stock to be purchased by them hereunder. The reasonable fees and expenses of the Purchasers may include, without limitation:

(a) the fees and expenses of counsel, consultants and accountants and out of pocket expenses, including diligence and travel expenses, of the Purchasers, arising in connection with the preparation, negotiation and execution of the Certificate of Designation and the Transaction Documents and the consummation of the transactions contemplated thereby,

(b) all costs of the Company’s performance and compliance with the Certificate of Designation or the Transaction Documents, and

(c) stamp and other taxes, excluding income taxes, which may be payable with respect to the execution and delivery of the Certificate of Designation or the Transaction Documents, or the issuance, delivery or acquisition of the shares of Series C Preferred Stock or upon the conversion of the shares of Series C Preferred Stock.

In addition, the Company agrees to pay (i) Bain Capital a transaction fee equal to $200,000 and (ii) Prides Capital Partners, L.L.C. a transaction fee equal to $100,000. Such fees may be paid by checks delivered or wire transfers to such parties at the Closing by the Purchasers, the amount of such checks or wire transfers being deducted from the aggregate amount to be paid by such Purchasers at the Closing for the shares of Series C Preferred Stock to be purchased by them hereunder.

13.10. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.2 shall be deemed effective service of process on such party.

13.11. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, THE PURCHASERS AND THE COMPANY HEREBY WAIVE, AND COVENANT THAT NEITHER THE COMPANY NOR THE PURCHASERS WILL ASSERT, ANY RIGHT TO TRIAL BY JURY ON ANY ISSUE IN ANY PROCEEDING, WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE, IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, ANY OTHER AGREEMENT OR THE SUBJECT MATTER HEREOF OR THEREOF OR IN ANY WAY CONNECTED WITH, RELATED OR INCIDENTAL TO THE DEALINGS OF THE PURCHASERS AND THE COMPANY HEREUNDER OR THEREUNDER, IN

EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN TORT OR CONTRACT OR OTHERWISE. The Company acknowledges that it has been informed by the Purchasers that the provisions of this Section 13.11 constitute a material inducement upon which the Purchasers are relying and will rely in entering into this Agreement. Any Purchaser or the Company may file an original counterpart or a copy of this Section 13.11 with any court as written evidence of the consent of the Purchasers and the Company to the waiver of the right to trial by jury.

13.12. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

13.13. Entire Agreement. The Certificate of Designation and the Transaction Documents contain the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and such agreements supersede and replace all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and thereof, including, without limitation, the letter agreement dated April 30, 2007 between the Company and Bain Capital and the letter agreement dated June 22, 2007 between the Company and Prides Capital Partners, L.L.C., which are hereby terminated.

13.14. Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed as of the day and year first above written.

THE COMPANY

THE PRINCETON REVIEW, INC.

By:	/s/ Michael J. Perik
Name:	Michael J. Perik
Title:	Chief Executive Officer

Signature Page to Series C Preferred Stock Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed as of the day and year first above written.

THE PURCHASERS

BAIN CAPITAL VENTURE FUND 2007, L.P.
By:	Bain Capital Venture Partners, L.P., its general partner
By:	Bain Capital Investors, LLC, its general partner

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Authorized Person

BCIP VENTURE ASSOCIATES
By:	Bain Capital Investors, LLC, its managing partner
By:	Bain Capital Venture Investors, LLC, its Attorney-in-fact

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Managing Director

BCIP VENTURE ASSOCIATES-B
By:	Bain Capital Investors, LLC, its managing partner
By:	Bain Capital Venture Investors, LLC, its Attorney-in-fact

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Managing Director

RGIP, LLC

By:	/s/ Alfred O. Rose
Name:	Alfred O. Rose
Title:	Managing Member

Signature Page to Series C Preferred Stock Purchase Agreement

PRIDES CAPITAL FUND I LP
By: Prides Capital Partners, L.L.C., its general partner

By:	/s/ Henry J. Lawlor Jr.
Name:	Henry J. Lawlor Jr.
Title:	Managing Member of the General Partner

Signature Page to Series C Preferred Stock Purchase Agreement

SCHEDULE I

Purchaser	Shares Purchased	Total Purchase Price	Consideration
Bain Capital Venture Fund 2007, L.P. c/o Bain Capital, LLC 111 Huntington Avenue Boston, MA 02199 Facsimile No: (617) 516-2010	34,615	$34,615,000	Cash

BCIP Venture Associates c/o Bain Capital, LLC 111 Huntington Avenue Boston, MA 02199 Facsimile No: (617) 516-2010	4,893	$4,893,000	Cash

BCIP Venture Associates-B c/o Bain Capital, LLC 111 Huntington Avenue Boston, MA 02199 Facsimile No: (617) 516-2010	92	$92,000	Cash

Prides Capital Fund I LP c/o Prides Capital Partners, L.L.C. 200 High Street, Suite 700 Boston, MA 02110 Facsimile No: (617) 778-9299	20,000	$20,000,000	6,000 shares of Series B-1 Preferred Stock; cancellation of Fletcher Rights and Cash of $6,177,603

RGIP, LLC c/o Ropes & Gray LLP One International Place Boston, MA 02110 Attn: Joel F. Freedman, Esq. Facsimile No: (617) 951-7050	400	$400,000	Cash

EXHIBIT A

CERTIFICATE OF DESIGNATION

EXHIBIT B

CERTIFICATE OF ELIMINATION

EXHIBIT C

INVESTOR RIGHTS AGREEMENT

EXHIBIT D

FORM OF TERMINATION AND RELEASE AGREEMENT

Schedule 6.1(o)

The Nominating Committee of the Company’s board of directors, on which the holders of the Series C Preferred Stock shall be entitled to have a representative, shall nominate 5 persons to be elected as directors by the holders of the Company’s Common Stock and may nominate the Company’s Chief Executive Officer as a 6th nominee to be so elected. The Company’s bylaws shall provide that, in addition to the directors elected by the holders of the Series C Preferred Stock, the Company’s board of directors shall have, and the nominees of the Nominating Committee shall include, three persons who qualify as “independent” directors under the rules of the Nasdaq Global Market (or any exchange on which the Company’s shares are listed) and whose nominations by the Nominating Committee shall require majority approval of the full Nominating Committee for the first twelve months following the closing of the sale of the Series C Preferred Stock and unanimity of the full Nominating Committee thereafter; provided that such provisions of the Company’s bylaws and the provision thereof fixing the number of directors shall not be amended or rescinded without the approving vote or consent of the holders of a majority of the Series C Preferred Stock. The Nominating Committee will ensure nominations will permit the Company to remain in compliance with applicable Nasdaq and SEC requirements for directors. Removals and the filling of vacancies shall be subject to provisions to carry out the intent and effect of the foregoing.

EXECUTION COPY

INVESTOR RIGHTS AGREEMENT

INVESTOR RIGHTS AGREEMENT dated as of July 23, 2007 by and among The Princeton Review, Inc., a Delaware corporation (the “Company”), the persons executing this Agreement as Purchasers (the “Purchasers”), and the persons executing this Agreement as Common Stockholders (the “Stockholders”).

WHEREAS, the Company and the other parties hereto wish to provide certain arrangements with respect to the registration of shares of common stock, $.01 par value, of the Company (the “Common Stock”) under the Securities Act (as defined below);

WHEREAS, the Stockholders are holders of shares of Common Stock;

WHEREAS, the Company and the Purchasers have entered into a Series C Preferred Stock Purchase Agreement, dated the same date as this Agreement (the “Purchase Agreement”), pursuant to which the Company is issuing and selling to the Purchasers, and the Purchasers are purchasing from the Company, an aggregate of up to 60,000 shares of the Company’s Series C Convertible Preferred Stock, par value $.01 per share (the “Series C Preferred Stock”);

WHEREAS, it is a condition to the obligations of certain of the Purchasers under the Purchase Agreement that this Agreement be executed by the parties hereto, and the parties are willing to execute this Agreement and to be bound by the provisions hereof; and

NOW THEREFORE, for good and valuable consideration; the receipt and adequacy of which is hereby acknowledged by the parties, the parties hereby agree as follows:

1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Certificate of Designation” shall mean the Certificate of Designation setting forth the rights, preferences and privileges of the Series C Preferred Stock, filed in accordance with the Purchase Agreement.

“Commission” shall mean the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

“Conversion Shares” shall mean shares of Common Stock issued or issuable upon conversion of the Series C Preferred Stock.

“Equity Securities” shall mean any (i) Common Stock or preferred stock of the Company, (ii) any security convertible, with or without consideration, into any Common Stock, preferred stock or other security (including debt securities convertible into capital stock of the Company and any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any Common Stock, preferred stock or other security, or (iv) any such warrant or right.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Fully Diluted Basis” means, for the purposes of determining the number of shares of Common Stock outstanding, a basis of calculation which takes into account (a) shares of Common Stock actually issued and outstanding at the time of such determination, and (b) that number of shares of Common Stock that is then issuable upon conversion of all then outstanding shares of Series C Preferred Stock.

“Investors” shall mean the Stockholders and the Purchasers party to this Agreement.

“Preferred Shares” shall mean shares of Series C Preferred Stock issued to the Purchasers pursuant to the Purchase Agreement.

“Pro Rata Share” of any Purchaser means the ratio of (a) the number of shares of Common Stock beneficially owned by such Purchaser plus the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock beneficially owned by such Purchaser immediately prior to the issuance of any Equity Securities to (b) the total number of shares of the Company’s Common Stock outstanding on a Fully Diluted Basis, immediately prior to the issuance of such Equity Securities.

“Purchaser Permitted Transferee shall mean any affiliate of a Purchaser or any entity or investment vehicle, including a partnership, in which a Purchaser and/or its affiliates has a majority economic interest or which is managed by a Purchaser or any of its affiliates.

“Registrable Common Stock” shall mean shares of Common Stock (other than Conversion Shares) held by Investors or Purchaser Permitted Transferees, excluding shares of Common Stock which (a) have been registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering them, or (b) have been publicly sold pursuant to Rule 144 under the Securities Act; provided, however, that all shares of Common Stock held by any Investor shall cease to be Registrable Common Stock when such Investor is able to sell all shares of Common Stock held by such Investor pursuant to Rule 144 under the Securities Act in a three-month period.

“Registration Expenses” shall mean the expenses so described in Section 5.

“Registrable Stock” shall mean Registrable Common Stock and Restricted Stock.

“Restricted Stock” shall mean the Conversion Shares, excluding Conversion Shares which have been (a) registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering them or (b) publicly sold pursuant to Rule 144 under the Securities Act.

“Securities Act” shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Selling Expenses” shall mean the expenses so described in Section 5.

2. Demand Registration Rights. (a) At any time following the date hereof, the holders of Restricted Stock constituting at least twenty percent (20%) of the total shares of Restricted Stock then outstanding may request the Company to register under the Securities Act all or any portion of the shares of Restricted Stock held by such requesting holder or holders for sale in the manner specified in such notice, provided that the aggregate offering price, as such amount is determined on the cover page of the registration statement, shall not be less than $2,500,000. Such request shall specify the intended method of disposition thereof by such holder or holders, including whether (i) the registration requested is for an underwritten offering and (ii) the registration statement covering such Restricted Stock shall be a “shelf” and provide for the sale by the holder or holders thereof of the Restricted Stock from time to time on a delayed or continuous basis under Rule 415 under the Securities Act. For purposes of this Section 2 and Sections 5, 11(a) and 11(d), the term “Restricted Stock” shall be deemed to include the number of shares of Restricted Stock which have been issued to or would be issuable to a holder of Preferred Shares upon conversion of all Preferred Shares held by such holder at such time, provided, however, that the only securities which the Company shall be required to register pursuant hereto shall be shares of Common Stock, and provided, further, however, that, in any underwritten public offering contemplated by this Section 2 or Section 3, the holders of Preferred Shares shall be entitled to sell such Preferred Shares to the underwriters for conversion and sale of the shares of Common Stock issued upon conversion thereof. In the event that any registration pursuant to this Section 2 shall be, in whole or in part, an underwritten public offering of Common Stock, the number of shares of Restricted Stock to be included in such an underwriting may be reduced (pro rata among the requesting holders based upon the number of shares of Restricted Stock beneficially owned by such holders) if and to the extent that the managing underwriter shall be of the opinion that such inclusion would adversely affect the marketing of the securities to be sold by the Company therein; provided, however, that such number of shares of Restricted Stock shall not be reduced if any shares are to be included in such underwriting for the account of any person other than requesting holders of Restricted Stock.

(b) Following receipt of any notice under this Section 2, the Company shall immediately notify all holders of Restricted Stock from whom notice has not been received and shall use its best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in such notice from requesting holders, the number of shares of Restricted Stock specified in such notice (and in all notices received by the Company from other holders within 30 days after the giving of such notice by the Company). If such method of disposition shall be an underwritten public offering, the holders of a majority of the shares of Restricted Stock to be sold in such offering may designate the managing underwriter of such offering, subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed. The Purchasers shall have an unlimited number of demand registrations pursuant to this Section 2, provided, however, that the Company shall not be obligated to effect more than two such registrations in any twelve month period, provided, further, that such obligation shall be deemed satisfied only when a registration statement covering all shares of Restricted Stock specified in notices received as aforesaid, for sale in accordance with the method of disposition specified by the requesting holders, shall have become effective and, if such method of disposition is a firm commitment underwritten public offering, all such shares shall have been sold pursuant thereto.

(c) From and after the date hereof, the Company shall use its commercially reasonable efforts to qualify under the provisions of the Securities Act, and thereafter, to continue to qualify at all times, for registration on Form S-3 or any successor thereto. Demand registrations pursuant to this Section 2 shall be on Form S-3 or any similar short-form registration statement, if available. In the event the Company fails to qualify, the Company shall be required to effect demand registrations pursuant to this Section 2 on Form S-1 or any successor thereto to the same extent as the Company would be required to effect demand registrations on Form S-3.

(d) The Company may postpone for a period of up to 45 days the filing of any registration requested pursuant to this Section 2 if the Board of Directors of the Company in good faith determines that such registration would require the public disclosure of any plan, proposal or agreement by the Company with respect to any financing, acquisition, recapitalization, reorganization or other material transaction, the disclosure of which would be materially adverse to the Company, and such determination is evidenced by a board vote included in the minutes of the meetings of the Company’s Board of Directors; provided, however, that the Company may not exercise such right of postponement more frequently than one time in any 12 month period and shall not register any securities for its own account or that of any other stockholder during such 45 day period (except with respect to registration statements on Forms S-4, S-8 or another form not available for registering the Restricted Stock for sale to the public).

(e) The Company shall be entitled to include in any registration statement referred to in this Section 2, for sale in accordance with the method of disposition specified by the requesting holders, shares of Common Stock to be sold by the Company for its own account (to the extent that the inclusion of such shares by the Company shall not adversely affect the offering), and shall not be entitled to include shares held by any persons other than the holders of Restricted Stock.

3. Piggyback Registration Rights. If the Company at any time (other than pursuant to Section 2) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or another form not available for registering the Registrable Stock for sale to the public), each such time it will give prompt written notice to all holders of outstanding Registrable Stock of its intention to do so. Upon the written request of any such holder, received by the Company within 30 days after the giving of any such notice by the Company, to register any of its Registrable Stock, the Company will use its best efforts to cause the Registrable Stock as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent required to permit the sale or other disposition by the holder of such Registrable Stock so registered. In the event that any registration pursuant to this Section 3 shall be, in whole or in part, an underwritten public offering of Common Stock, the number of shares of Registrable Stock to be included in such an underwriting may be reduced if and to the extent that the managing underwriter shall be of the opinion that such inclusion would adversely affect the marketing of the securities to be sold by the Company therein. In the event that the managing underwriter on behalf of all underwriters limits the number of shares to be included in a registration pursuant to this Section 3, or shall otherwise require a limitation of the number of shares to be included in the registration, then the Company will include in such registration:

(i) first, securities proposed by the Company to be sold for its own account;

(ii) second, shares of Restricted Stock requested to be included by holders pursuant to this Section 3;

(iii) third, shares of Registrable Common Stock requested to be included by holders pursuant to this Section 3; and

(iv) fourth, securities requested to be included by any other holders,

provided, however, that such number of shares of Registrable Stock shall not be reduced if any shares are to be included in such underwriting for the account of any person other than the Company or requesting holders of Registrable Stock; and provided further, however, that no event shall the Registrable Stock requested to be included by holders pursuant to this Section 3 constitute less than thirty percent (30%) of all share to be registered in such registration (in such event, the Company agrees to reduce the shares of Common Stock it proposes to register for its own account or the account of holders initially requesting or demanding registration in order to assure that such Registrable Stock constitute at least thirty percent (30%) of the shares to be registered). The securities to be included in any such registration pursuant to clause (ii) or (iii) above shall be allocated on a pro rata basis among the requesting holders based upon the number of shares of Restricted Stock or Registrable Common Stock, as the case may be, held by such holders. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 3 without thereby incurring any liability to the holders of Registrable Stock.

4. Registration Procedures. If and whenever the Company is required by the provisions of Sections 2 or 3 to use its best efforts to effect the registration of any shares of Registrable Stock under the Securities Act, the Company will, as expeditiously as possible:

(a) prepare and promptly, and in any event within 30 days after the request for registration has been delivered to the company, file with the Commission a registration statement with respect to such securities and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as hereinafter provided) or in the case of a registration requested to be a “shelf”, for as long as requested to the extent permitted by applicable law;

(b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified in paragraph (a) above and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Stock covered by such registration statement in accordance with the sellers’ intended method of disposition set forth in such registration statement for such period;

(c) furnish to each seller of Registrable Stock and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Stock covered by such registration statement;

(d) use its best efforts to register or qualify the Registrable Stock covered by such registration statement under the securities or “blue sky” laws of such jurisdictions as the sellers of Registrable Stock or, in the case of an underwritten public offering, the managing underwriter reasonably shall request, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

(e) use its best efforts to list the Registrable Stock covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

(f) provide a transfer agent and registrar for all such Registrable Stock not later than the effective date of such registration statement;

(g) immediately notify each seller of Registrable Stock and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and at the request of any such seller prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Stock, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(h) if the offering is underwritten and at the request of any seller of Registrable Stock, use its best efforts to furnish on the date that Registrable Stock is delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters and to such seller, stating that such registration statement has become effective under the Securities Act and that (A) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the registration statement, the related prospectus and each amendment or supplement thereof comply as to form in all material respects with the requirements of the Securities Act (except that such counsel need not express any opinion as to financial statements contained therein) and (C) to such other effects as reasonably may be requested by counsel for the underwriters or by such seller or its counsel, and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters and to such seller, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to such registration as such underwriters or sellers reasonably may request;

(i) use its best efforts to cooperate with the sellers in the disposition of the Registrable Stock covered by such registration statement, including without limitation in the case of an underwritten offering causing key executives of the Company and its subsidiaries to participate under the direction of the managing underwriter in a “road show” scheduled by such managing underwriter in such locations and of such duration as in the judgment of such managing underwriter are appropriate for such underwritten offering;

(j) in connection with the preparation and filing of each registration statement registering Registrable Stock under the Securities Act, and before filing any such registration statement or any other document in connection therewith, give the participating holders and their underwriters, if any, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, each amendment thereof or supplement thereto and any related underwriting agreement or other document to be filed, and give each of the aforementioned persons such access to its books and records, including all financial and other records, pertinent corporate documents and properties of the Company, and such opportunities to discuss the business of the Company with its officers, directors and employees and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such holders, underwriters, counsel or accountants, to conduct a reasonable investigation within the meaning of the Securities Act; and

(k) otherwise use its best efforts to comply with the Securities Act, the Exchange Act and any other applicable rules and regulations of the Commission, and make available to its securities holders, as soon as reasonably practicable, an earning statement covering the period of at least 12 months after the effective date of such registration statement, which earning statement shall satisfy Section 11(a) of the Securities Act and any applicable regulations thereunder, including Rule 158.

For purposes of Sections 4(a) and 4(b) and of Section 2(d), the period of distribution of Registrable Stock in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Stock in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Stock covered thereby and 120 days after the effective date thereof or in the case of a registration requested to be a “shelf”, for as long as requested to the extent permitted by applicable law.

In connection with each registration hereunder, the sellers of Registrable Stock will furnish to the Company in writing such information with respect to themselves and the proposed distribution by them as reasonably shall be necessary in order to assure compliance with federal and applicable state securities laws.

In connection with each registration pursuant to Sections 2 or 3 covering an underwritten public offering, the Company and each seller agree to enter into a written underwriting agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of the Company’s size and investment stature; provided, however, that (i) the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the underwriters shall also be made to and for the benefit of such sellers of Registrable Stock, and (ii) no seller shall be required to make, and the Company shall use its best efforts to ensure that no underwriter requires any seller to make, any representations and warranties, to or agreements with any underwriter in a registration effected pursuant to Sections 2 or 3 other than customary representations, warranties and agreements relating to such seller’s title to Registrable Stock and authority to enter into the underwriting agreement.

5. Expenses. All expenses incurred by the Company in complying with Sections 4 and 5, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance and fees and disbursements of one counsel for the sellers of Registrable Stock (which fees and disbursements of the one counsel to the sellers shall not exceed $50,000), but excluding any Selling Expenses, are called “Registration Expenses.” All underwriting discounts and selling commissions applicable to the sale of Restricted Stock are called “Selling Expenses.”

The Company will pay all Registration Expenses in connection with each registration statement under Sections 2 or 3. All Selling Expenses in connection with each registration statement under Sections 2 or 3 shall be borne by the participating sellers in proportion to the number of shares sold by each, or by such participating sellers as they may agree.

6. Indemnification and Contribution. (a) In the event of a registration of any of the Registrable Stock under the Securities Act pursuant to Sections 2 or 3, the Company will indemnify and hold harmless each seller of Registrable Stock thereunder, each underwriter of such Registrable Stock thereunder and each other person, if any, who controls or is alleged to control such seller or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registrable Stock were registered under the Securities Act pursuant to Sections 2 or 3, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or arises out of or are based upon any violation or alleged violation of any federal, state or other law, rule or regulation relating to any action or inaction in connection therewith, and will reimburse each such seller, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Company will not be liable to any such indemnitee if and to the extent that any such loss, claim, damage or liability arises solely out of or is based solely upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information with respect to such indemnitee furnished by such indemnitee in writing specifically for use in such registration statement or prospectus. The indemnities of the Company contained in this Section 6 shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified person and shall survive any transfer of Registrable Stock.

(b) In the event of a registration of any of the Registrable Stock under the Securities Act pursuant to Sections 2 or 3, each seller of such Registrable Stock thereunder, severally and not jointly, will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Registrable Stock was registered under the Securities Act pursuant to Sections 2 or 3, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises solely out of or is based solely upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus, and provided, further, however, that the liability of each seller hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of the shares sold by such seller under such registration statement bears to the total public offering price of all securities sold thereunder, but not in any event to exceed the net proceeds received by such seller from the sale of Registrable Stock covered by such registration statement (after deduction of all underwriters’ discounts and commissions and all other expenses paid by such seller in connection with the registration in question). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any such director, officer, underwriter or controlling person and shall survive any transfer of Registrable Stock.

(c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 6 and shall only relieve it from any liability which it may have to such indemnified party under this Section 6 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 6 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement unless such judgment or settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, includes only money damages (as opposed to equitable relief) and does not include any statement as to the fault or culpability of such indemnified party.

(d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Registrable Stock exercising rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 6 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 6 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holder or any such controlling person in circumstances for which indemnification is provided under this Section 6; then, and in each such case, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such holder is responsible for the portion represented by the percentage that the aggregate public offering price of its Registrable Stock offered by the registration statement bears to the aggregate public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case, (A) no such holder will be required to contribute any amount in excess of the net proceeds received by it from the sale of all such Restricted Stock offered by it pursuant to such registration statement (after deduction of all underwriters’ discounts and commissions and all other damages and expenses paid by such seller in connection with the registration in question); and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

7. Changes in Common Stock or Preferred Stock. If, and as often as, there is any change in the Common Stock or the Series C Preferred Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock or the Series C Preferred Stock as so changed.

8. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Stock to the public without registration, the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

(b) use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) furnish to each holder of Restricted Stock forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Restricted Stock without registration.

9. Purchase Rights. The Company agrees as follows:

(a) Subsequent Offerings. Each Purchaser shall have a right of first refusal (the “Purchase Rights”) to purchase its Pro Rata Share of all Equity Securities other than the Equity Securities excluded by Section 9(e) hereof.

(b) Exercise of Rights.

(i) If the Company proposes to issue any Equity Securities, it shall give each Purchaser written notice of its intention, describing the Equity Securities, the price and the terms and conditions upon which the Company proposes to issue the same. Each Purchaser shall have thirty (30) days from the giving of such notice to agree to purchase its Pro Rata Share of the Equity Securities for the price and upon the terms and conditions specified in the notice by giving written notice to the Company (the “Company Notice”) and stating therein the quantity of such Equity Securities to be purchased.

(ii) If not all of the Purchasers elect to purchase their Pro Rata Share of the Equity Securities, then the Company shall promptly notify in writing the Purchasers who have elected to purchase their full Pro Rata Share of such Equity Securities and shall offer such Purchasers (the “Purchasing Investors”) the right to acquire such unsubscribed shares. The Purchasing Investors shall have fifteen (15) days after receipt of such notice to notify the Company (the “Purchasing Investor Notice”) of their election to purchase all or a portion thereof of the unsubscribed shares. If the Purchasing Investors have, in the aggregate elected to purchase more than the number of unsubscribed shares being offered in such notice, then the unsubscribed shares shall be allocated according to each Purchasing Investor’s Pro Rata Share up to the number of unsubscribed shares set forth in the notice to the Purchasing Investors, provided that for purposes of this Section 9(b)(ii), the numerator in clause (a) of the defined term “Pro Rata Share” shall be the number of shares of Common Stock beneficially owned by such Purchasing Investor plus the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock beneficially owned by such Purchasing Investor immediately prior to the proposed issuance and the denominator in clause (b) of the defined term “Pro Rata Share” shall be the total number of shares of Common Stock beneficially owned by, and the number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock beneficially owned by all the Purchasing Investors immediately prior to the proposed issuance. The Purchasing Investors shall then effect the purchase of the Equity Securities at the closing of the issuance of Equity Securities described in the notice delivered by the Company pursuant to Section 9(b)(i). On the date of such closing, the Company shall deliver to the Purchasing Investors the certificates representing the Equity Securities to be purchased by the Purchasing Investors, each certificate to be properly endorsed for transfer, and at such time, the Purchasing Investors shall pay the purchase price for the Equity Securities.

(c) Issuance of Equity Securities to Other Persons. If the Purchasers fail to exercise in full their Purchase Rights, the Company shall have sixty (60) days thereafter to sell the Equity Securities in respect of which the Purchasers’ rights were not exercised, at a price and upon general terms and conditions no more favorable to the purchasers thereof than specified in the Company’s notice to the Purchasers pursuant to Section 9(b)(i) hereof. If the Company has not sold such Equity Securities within such sixty (60) days, the Company shall not thereafter issue or sell any Equity Securities, without first again complying with this Section 9.

(d) Transfer of Purchase Rights. The Purchase Rights of each Purchaser under this Section 9 may be transferred to any Purchaser Permitted Transferee; provided, that any such Purchaser Permitted Transferee shall furnish the Company a written agreement, satisfactory to the Company, to be bound by and comply with all provisions of this Agreement as if such Purchaser Permitted Transferee were a Purchaser.

(e) Excluded Securities. The Purchase Rights established by this Section 9 shall have no application to any of the following Equity Securities (collectively, the “Excluded Securities”):

(i) any Common Stock issued upon conversion of the Series C Preferred Stock;

(ii) shares of Common Stock (and/or options, warrants or other Common Stock purchase rights issued pursuant to such options, warrants or other rights), as appropriately adjusted for stock dividends, stock splits, combinations, recapitalizations or other similar events affecting the Common Stock, issued to employees, officers or directors of, or consultants or advisors to the Company or any subsidiary, pursuant to stock purchase or stock option plans or other equity compensation arrangements that are approved by the Board;

(iii) any Common Stock issued upon exercise of options, warrants or convertible securities outstanding as of the date of this Agreement;

(iv) any Common Stock issued as consideration in connection with or relating to any permitted acquisitions, mergers or strategic partnership transactions (other than transactions entered into primarily for equity financing purposes) that have been approved by the Board; or

(v) any Equity Securities designated as Excluded Securities by holders of a majority of the Series C Preferred Stock then outstanding; provided, however, that no holder of Series C Preferred Stock or any of its Affiliates may purchase any such Equity Securities designated as Excluded Securities unless all holders of Series C Preferred Stock are able to participate based on their relative Pro Rata Share.

10. Miscellaneous.

(a) Successors and Assigns. All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including without limitation transferees of any Preferred Shares or Restricted Stock, but not transferees of any Registrable Common Stock), whether so expressed or not, provided, however, that the rights conferred herein on the holders of Preferred Shares or Restricted Stock to require the registration of shares of Restricted Stock or the rights under Section 9 above shall only inure to the benefit of a transferee of Preferred Shares or Restricted Stock if (i) there is transferred to such transferee shares representing at least five percent (5%) of the outstanding shares of Restricted Stock (assuming the conversion of all Preferred Shares into Restricted Stock) or (ii) such transferee is a Purchaser Permitted Transferee or a partner, shareholder or affiliate of a party hereto. Transfer of registration rights to a Purchaser Permitted Transferee or to a partner, member or shareholder of any Purchaser will be without restriction as to minimum shareholding. Any transferee to whom rights under this Agreement are transferred shall (i) as a condition to such transfer, deliver to the Company a written instrument by which such transferee agrees to be bound by the obligations imposed upon holders under this Agreement to the same extent as if such transferee were a holder under this Agreement and (ii) be deemed to be a holder hereunder.

(b) Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by telecopier or telex, addressed as follows:

(i) if to the Company or any Purchaser, at the address of such party set forth in the Purchase Agreement;

(ii) if to any Stockholder, at the address of such party set forth on the signature page to this Agreement;

(iii) if to any subsequent holder of Preferred Shares or Restricted Stock, to it at such address as may have been furnished to the Company in writing by such holder;

or, in any case, at such other address or addresses as shall have been furnished in writing to the Company (in the case of a holder of Preferred Shares, Restricted Stock or Registrable Common Stock) or to the holders of Preferred Shares, Restricted Stock or Registrable Common Stock (in the case of the Company) in accordance with the provisions of this paragraph.

(c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of law principles.

(d) Amendments, Waivers and Consents. This Agreement may not be amended or modified, and no provision hereof may be waived, without the written consent of the Company and the holders of at least seventy-five percent (75%) of the outstanding shares of Restricted Stock (assuming the conversion of all Preferred Shares into Restricted Stock); provided, however, that, without a holder’s consent, any such amendment or waiver shall not treat such holder differently from any other holder. The Company shall deliver copies of such consent to any holders who did not execute the same. Neither this Agreement, nor any provision hereof, may be changed, waived, discharged or terminated orally or by course of dealing, but only by an instrument in writing.

(e) No Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(f) Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

(g) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any person who, after the date hereof, acquires shares of Preferred Stock shall become a party to this Agreement as a “Purchaser” and a holder of “Restricted Stock” for all purposes hereunder, all upon execution by such person and the Company of a counterpart of this Agreement.

(h) Termination of Registration Rights. The obligations of the Company to register shares of Restricted Stock under Sections 2 or 3 shall terminate as to each holder of Restricted Stock on the date such holder of Restricted Stock (or Preferred Shares which are convertible into shares of Restricted Stock) may immediately sell or distribute all of the shares of Restricted Stock (including shares of Restricted Stock issuable upon conversion of such holder’s Preferred Shares) held by such holder pursuant to Rule 144(k) under Securities Act and such holder owns less than one percent (1%) of the Company’s outstanding Common Stock (on an as-converted basis).

(i) Additional Registration Rights. The Company shall not grant to any additional registration rights after the date hereof without the consent of the Purchasers holding at least seventy-five percent (75%) of the Restricted Stock unless such registrations rights are subordinate in all respects to the Purchasers’ rights contained herein.

(j) Company Registration. In the event that the registration requirements under the Securities Act are amended or eliminated to accommodate a “Company registration” or similar approach, this Agreement shall be deemed amended to the extent necessary to reflect such changes and the intent of the parties hereto with respect to the benefits and obligations of the parties, and in such connection, the Company shall use reasonable efforts to provide holders of Restricted Stock equivalent benefits to those provided under this Agreement.

(k) Cumulative Remedies. None of the rights, powers or remedies conferred upon the Purchasers on the one hand or the Company on the other hand shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under this Agreement. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in this Agreement and hereby agrees to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

(l) Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10(l) shall be deemed effective service of process on such party.

(m) Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, THE INVESTORS AND THE COMPANY HEREBY WAIVE, AND COVENANT THAT NEITHER THE COMPANY NOR THE INVESTORS WILL ASSERT, ANY RIGHT TO TRIAL BY JURY ON ANY ISSUE IN ANY PROCEEDING, WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE, IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, ANY OTHER AGREEMENT OR THE SUBJECT MATTER HEREOF OR THEREOF OR IN ANY WAY CONNECTED WITH, RELATED OR INCIDENTAL TO THE DEALINGS OF THE INVESTORS AND THE COMPANY HEREUNDER OR THEREUNDER, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN TORT OR CONTRACT OR OTHERWISE. The Company acknowledges that it has been informed by the Purchasers and Stockholders that the provisions of this Section 10(m) constitute a material inducement upon which the Purchasers are relying and will rely in entering into this Agreement. Any Purchaser, Stockholder or the Company may file an original counterpart or a copy of this Section 10(m) with any court as written evidence of the consent of the Purchasers, Stockholders and the Company to the waiver of the right to trial by jury.

(n) Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Investor Rights Agreement to be duly executed as of the day and year first above written.

THE COMPANY

THE PRINCETON REVIEW, INC.

By:	/s/ Michael J. Perik
Name:	Michael J. Perik
Title:	Chief Executive Officer

Signature Page to Investor Rights Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Investor Rights Agreement to be duly executed as of the day and year first above written.

THE PURCHASERS

BAIN CAPITAL VENTURE FUND 2007, L.P.
By:	Bain Capital Venture Partners, L.P., its general partner
By:	Bain Capital Investors, LLC, its general partner

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Authorized Person

BCIP VENTURE ASSOCIATES
By:	Bain Capital Investors, LLC, its managing partner
By:	Bain Capital Venture Investors, LLC, its Attorney-in-fact

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Managing Director

BCIP VENTURE ASSOCIATES-B
By:	Bain Capital Investors, LLC, its managing partner
By:	Bain Capital Venture Investors, LLC, its Attorney-in-fact

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Managing Director

RGIP, LLC

By:	/s/ Alfred O. Rose
Name:	Alfred O. Rose
Title:	Managing Member

PRIDES CAPITAL FUND I LP
By:	Prides Capital Partners, L.L.C., its general partner

By:	/s/ Henry J. Lawlor Jr.
Name:	Henry J. Lawlor Jr.
Title:	Managing Member of the General Partner

IN WITNESS WHEREOF, the parties hereto have caused this Investor Rights Agreement to be duly executed as of the day and year first above written.

THE STOCKHOLDERS

By:	/s/ Michael J. Perik
Name:	Michael J. Perik

Address:

Signature Page to Investor Rights Agreement

CERTIFICATE OF DESIGNATION

OF

SERIES C CONVERTIBLE PREFERRED STOCK

OF

THE PRINCETON REVIEW, INC.

Pursuant to Section 151

of the General Corporation Law of

the State of Delaware

The undersigned, Michael J. Perik, hereby certifies that:

He is the duly elected and acting Chief Executive Officer of The Princeton Review, Inc., a Delaware Corporation (the “Company”).

The Amended and Restated Certificate of Incorporation of the Company authorizes Five Million (5,000,000) shares of preferred stock, par value $0.01 per share.

III. The following is a true and correct copy of the resolutions duly adopted by the Board of Directors of the Company at a meeting on July 22, 2007, which constituted all requisite actions on the part of the Company with respect to the authorization of the filing of this Certificate of Designation.

RESOLUTIONS

WHEREAS, the Board of Directors is authorized to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and the relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, of the shares of each such series.

WHEREAS, the Board of Directors desires, pursuant to its authority as aforesaid, to designate a new series of preferred stock, set the number of shares constituting such series and fix the rights, preferences, privileges and restrictions of such series.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby designates a new series of preferred stock and the number of shares constituting such series and fixes the rights, preferences, powers and restrictions relating to such series as follows:

2. Board of Directors.

(a) Series C Directors. The Required Holders shall have the right to the exclusion of all other classes or series of the Company’s capital stock, voting at a meeting of stockholders called for the purpose or by written consent, separately from the Common Stock and all other series of preferred stock, to elect two (2) individuals (the “Series C Directors”) to serve on the Board of Directors of the Company. Any Series C Director elected pursuant to this Section may be removed at any time without cause by, and only by, the vote, given at a meeting or by written consent of the Required Holders. Any vacancy on the Board of Directors created by the resignation, removal, incapacity or death of any Series C Director elected pursuant to this Section shall only be filled by the remaining Series C Director, if any, or the holders of the Series C Preferred Stock. The Series C Directors shall be entitled to reimbursement from the Company for costs and expenses in attending board meetings.

(b) Renunciation under Section 122(17). Pursuant to Section 122(17) of the Delaware General Corporation Law, the Company renounces any interest or expectancy of the Company in, or being offered an opportunity to participate in, business opportunities that are presented to one or more of the Series C Directors.

3. Dividends.

(a) Until and including the fourth anniversary of the Issue Date, cumulative dividends shall accrue on the Series C Preferred Stock at the annual rate of 6.0% of the Accrued Value. Dividends on the Series C Preferred Stock shall be cumulative and shall accrue daily from and after, but shall compound annually on each anniversary of the Issue Date whether or not earned or declared, and whether or not there are earnings or profits, surplus or other funds or assets of the Company legally available for the payment of dividends. All such dividends shall be accrued and compound and be added to the Accrued Value on each anniversary of the Issue Date, as provided in the definitions thereof. Following the fourth anniversary of the Issue Date, dividends shall no longer accrue unless declared by the Board of Directors of the Company.

(b) In the event that the Board of Directors of the Company shall declare a dividend payable upon the then outstanding shares of Common Stock (other than a stock dividend on the Common Stock payable solely in the form of additional shares of Common Stock), the holders of the Preferred Stock shall be entitled, in addition to any cumulative dividends to which the Preferred Stock may be entitled under Section 3(a) above, to receive the amount of dividends per share of Preferred Stock that would be payable on the number of whole shares of the Common Stock into which each share of such Preferred Stock held by each holder could be converted pursuant to the provisions of Section 6 below, such number to be determined as of the record date for the determination of holders of Common Stock entitled to receive such dividend and without giving effect to Section 6(b) hereof.

(c) The Board of Directors of the Company may fix a record date for the determination of holders of shares of Common Stock or the Series C Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be no more than 60 days and no less than 10 days prior to the date fixed for the payment thereof.

4. Liquidation, Dissolution or Winding Up.

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (a “Liquidation Event”), the holders of shares of Series C Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount in cash equal to the greater of (i) the Original Purchase Price plus accrued and unpaid dividends, or (ii) the amount that would be payable to the holder in respect of the Common Stock issuable upon conversion of the holder’s shares of Series C Preferred Stock if all outstanding shares of Series C Preferred Stock were converted into Common Stock immediately prior to the Liquidation Event in accordance with Section 6 below (without giving effect to Section 6(b)). If upon any such Liquidation Event, the remaining assets of the Company available for distribution to the Company’s stockholders shall be insufficient to pay the holders of shares of the Series C Preferred Stock the full amount to which they shall be entitled pursuant to this Section 4(a), the holders of shares of Series C Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of such shares of Series C Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) After the payment of all preferential amounts required to be paid to the holders of any class or series of stock of the Company ranking on liquidation prior to and in preference to the Common Stock, upon any such Liquidation Event, the remaining assets and funds of the Company available for distribution to its stockholders shall be distributed ratably among the holders of shares of Common Stock.

(c) If the amount to be distributed to the holders of Series C Preferred Stock upon any Liquidation Event shall be other than cash, the fair market value of the property, rights, or securities distributed to such holders shall be mutually agreed by the Company and the holders of 75% of the then outstanding shares of Series C Preferred Stock (“75% of Holders”); provided, however, that if such mutual agreement cannot be reached, such fair market value shall be determined by following the procedures set forth in the definition of Appraisal Procedure.

(d) The Company shall mail written notice of a Liquidation Event to each holder of record of Series C Preferred Stock at least 30 days prior to the date for payment or distribution to shareholders stated in the Company’s notice.

(e) For the avoidance of doubt, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation or merger of the Company with or into one or more other entities shall be deemed to be a Liquidation Event.

5. Voting. Each holder of Series C Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series C Preferred Stock held by such holder are convertible on the record date for the vote on such matter (as adjusted from time to time pursuant to Section 6 hereof and subject to the limitations set forth in subsection 6(b) and except for the election of directors other than the Series C Directors) as of the record date, at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. Holders of Series C Preferred Stock shall be entitled to notice of any meeting of stockholders and, except as otherwise provided herein or otherwise required by law, to vote together with the holders of Common Stock as a single class.

6. Conversion. The holders of the Series C Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert. Subject to the limitations set forth in subsection 6(b), each share of Series C Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (1) the sum of (a) the Original Purchase Price plus (b) all accrued and unpaid dividends by (ii) the Conversion Price (as defined below) in effect at the time of conversion. The “Conversion Price” shall initially be equal to $6.00. The rate at which shares of Series C Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

In the event of a notice of redemption of any shares of Series C Preferred Stock pursuant to Section 8 hereof, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the date fixed for redemption, unless the redemption price is not paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full.

(b) Nasdaq Conversion Limitation. Unless the Company obtains the requisite approval of its stockholders to comply with the applicable rules of the Nasdaq Global Market (or any successor entity or other exchange on which the Common Stock is listed or approved for trading), the Company may not issue to a holder of shares of Series C Preferred Stock, upon conversion of such Series C Preferred Stock, a number of shares of Common Stock that would cause such holder to own, in the aggregate, in excess of 19.9% of all the issued and outstanding shares of Voting Stock. The limitation provided for in this Section 6(b) shall exist for so long as the Series C Preferred Stock is outstanding.

(c) Shareholder Vote Regarding Conversion Limitation. If a holder of the Series C Preferred Stock is unable to exercise its conversion rights due to the limitations set forth in subsection 6(b) above, if requested by the Required Holders, the Company shall use commercially reasonable efforts to present to the stockholders of the Company at the next annual meeting of stockholders (to be held in accordance with the Delaware General Corporation Law, the Certificate of Incorporation and the Bylaws of the Company) a proposal to approve such holder acquiring shares of Common Stock in excess of the limitation set forth in subsection 6(b) above.

(d) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series C Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then effective Conversion Price.

(e) Mechanics of Conversion.

(i) In order for a holder of Series C Preferred Stock to convert shares of Series C Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series C Preferred Stock, at the office of the transfer agent for the Series C Preferred Stock (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series C Preferred Stock represented by such certificate or certificates. Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Company if the Company serves as its own transfer agent) shall be the conversion date (“Conversion Date”). The Company shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder of Series C Preferred Stock, or to his or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share. On the Conversion Date, each holder of record of shares of Series C Preferred Stock surrendered for conversion shall be deemed to be the holder of record of the Common Stock issuable upon conversion of such Series C Preferred Stock, notwithstanding that the certificates representing such shares of Series C Preferred Stock shall not have been surrendered at the office of the Company, that notice from the Company shall not have been received by any holder of record of shares of such Series C Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(ii) The Company shall at all times when the Series C Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series C Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series C Preferred Stock. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series C Preferred Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price, as applicable.

(iii) Upon any such conversion, no adjustment to the Conversion Price shall be made for any accrued but unpaid dividends on the Series C Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(iv) All shares of Series C Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and payment of any dividends accrued but unpaid thereon. Any shares of

Series C Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Company (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series C Preferred Stock accordingly.

(v) The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series C Preferred Stock pursuant to this Section 6. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series C Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

(f) Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the Issue Date effect a subdivision of the outstanding Common Stock or combine the outstanding shares of Series C Preferred Stock, the Conversion Price in effect immediately before that subdivision or combination shall be proportionately decreased. If the Company shall at any time or from time to time after the Issue Date combine the outstanding shares of Common Stock or effect a subdivision of the outstanding shares of Series C Preferred Stock, the Conversion Price in effect immediately before the combination or subdivision shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(g) Adjustment for Certain Dividends and Distributions. In the event the Company at any time or from time to time after the Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price, as applicable, then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions; and provided further, however, that no such adjustment shall be made if the holders of Series C Preferred Stock simultaneously receive (i) a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series C Preferred Stock had been converted into Common Stock on the date of such event or (ii) a dividend or other distribution of shares of Series C Preferred Stock which are convertible, as of the date of such event, into such number of shares of Common Stock as is equal to the number of additional shares of Common Stock being issued with respect to each share of Common Stock in such dividend or distribution.

(h) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon the conversion of the Series C Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the holder of each such share of Series C Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable, upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series C Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

(i) Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Stock (but not the Series C Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by paragraphs (e), (f) or (g) of this Section 6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series C Preferred Stock shall be convertible into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Series C Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Company) shall be made in the application of the provisions in this Section 6 with respect to the rights and interests thereafter of the holders of the Series C Preferred Stock to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Conversion Price, as applicable) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series C Preferred Stock.

(j) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series C Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series C Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Series C Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series C Preferred Stock.

(k) Notice of Record Date. In the event:

(i)	that the Company declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Company;

(ii)	that the Company subdivides or combines its outstanding shares of Common Stock;

(iii)	of any reclassification of the Common Stock of the Company (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the Company into or with another Company, or of the sale of all or substantially all of the assets of the Company; or

(iv)	of a Liquidation Event;

then the Company shall cause to be filed at its principal office or at the office of the transfer agent of the Series C Preferred Stock, and shall cause to be mailed to the holders of the Series C Preferred Stock at their last addresses as shown on the records of the Company or such transfer agent, at least ten days prior to the date specified in (A) below or twenty days before the date specified in (B) below, a notice stating

(A)	the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

(B)	the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up.

7. Protective Covenants. The Company shall not, and shall not permit any Subsidiary to, without the prior written consent of the Required Holders, except with respect to clause (j), which shall require the prior written consent of 75% of Holders; provided that, if a particular Change of Control transaction is a Bain Participation Event, the written consent required with respect to clauses (g) and (i) will be the holders of a majority of the shares of Series C Preferred Stock held by holders other than Bain Funds and that, if a particular Change of Control transaction is a Prides Participation Event, the written consent required with respect to clauses (g) and (i) will be the holders of a majority of the shares of Series C Preferred Stock held by holders other than Prides Funds, (whether by amendment, reclassification, merger, consolidation, reorganization or otherwise):

(a) create or issue any equity securities or securities convertible into equity securities with equal or superior rights, preferences or privileges to those of the Series C Preferred Stock;

(b) alter, amend or waive the Company’s Amended and Restated Certificate of Incorporation or by-laws in a manner that affects the rights, preferences or powers of the Series C Preferred Stock or otherwise adversely affect the holders of the Series C Preferred Stock;

(c) alter, amend or waive any provisions of the Company’s by-laws relating to the nomination or election of directors to the Board of Directors of the Company or any provisions of the Katzman Nomination Agreement (as defined in the Purchase Agreement);

(d) increase or decrease the number of authorized shares of Series C Preferred Stock;

(e) declare or pay any dividends on, or make any redemption of any capital stock, except for the payment of up to $100,000 in any twelve month period for repurchases from employees pursuant to contractual call rights or rights of first refusal in which all the stock of the employee is redeemed at a price per share no greater than the original purchase price;

(f) issue any debt securities which are convertible into capital stock;

(g) except for (i) a Change of Control transaction entered into after the seventh anniversary of the Issue Date, (ii) a Qualified Transaction, and (iii) a Change of Control transaction that is both a Bain Participation Event and a Prides Participation Event, merge with or into or consolidate with any other company, whether or not the Company or a Subsidiary is the surviving company, except for mergers or consolidations involving the issuance of shares of Company capital stock or cash not exceeding 5% of the Company’s Market Cap in the aggregate for all such transactions, or engage in any Change of Control;

(h) acquire or make an investment in any other Person in excess of 5% of the Company’s Market Cap in the aggregate for all such transactions;

(i) except for (i) a Change of Control transaction entered into after the seventh anniversary of the Issue Date, (ii) a Qualified Transaction, and (iii) a Change of Control transaction that is both a Bain Participation Event and a Prides Participation Event, sell, transfer or dispose (which for purposes of clarification excludes inventory and other sales in the ordinary course of business) in any transaction or series of transactions more than twenty-five percent (25%) of the fair market value of the Company’s consolidated assets;

(j) enter into any transaction with senior management or an Affiliate of the Company except for arms’ length employment agreements;

(k) enter into any debt or lease transaction, other than working capital loans, equipment leases and other transactions in the ordinary course of business, in excess of 5% of the Company’s Market Cap at any one time outstanding in the aggregate for all such transactions;

(l) permit the authorized number of directors on the Board of Directors of the Company to be other than eight (8), except for increases required to permit the Company to remain in compliance with NASDAQ listing requirements;

(m) hire, terminate, replace or reassign the Company’s Chief Executive Officer.

8. Redemptions.

(a) Redemption at Holder’s Option. On or at any time after the eighth anniversary of the Issue Date, if requested by the holders of at least 10% of the then outstanding Series C Preferred Stock, each holder of Series C Preferred Stock shall have the right to require the Company to redeem all of such holders’ Series C Preferred Stock, for cash, at a redemption price equal to the Original Purchase Price plus accrued and unpaid dividends.

(b) Redemption on a Change of Control. At any time on or within 120 days after the occurrence of a Change of Control, each holder of Series C Preferred Stock shall have the right to require the Company to redeem all or a portion of the holder’s Series C Preferred Stock for cash at a redemption price equal to the greater of (i) the fair market value per share valued as of the date of the Change of Control determined by the agreement of the 75% of Holders and the Company, provided if no agreement can be reached, such fair market value shall be determined by following the procedures set forth in the definition of Appraisal Procedure, and (ii) the Original Purchase Price plus accrued and unpaid dividends, provided, however, for purposes of each of the foregoing clauses, in the event of a Change of Control prior to the fourth anniversary of the Issue Date, accrued and unpaid dividends will include all dividends that would have accrued on the Series C Preferred Stock through and including the fourth anniversary of the Issue Date. The Company shall promptly provide to holders of the Series C Preferred Stock notice of a Change of Control and shall promptly provide to the holders of shares of Series C Preferred Stock such information concerning the terms of such Change of Control and the value of the assets of the Company as may be reasonably requested by the holders of Series C Preferred Stock.

(c) Any holder of Series C Preferred Stock may exercise the holder’s redemption right under Section 8(a) or 8(b) by delivering to the Company at its principal office a written notice stating the holder’s intention to exercise the holder’s redemption right and the number of the holder’s shares of Series C Preferred Stock to be redeemed. The Corporation shall be obligated to redeem the total number of shares of Series C Preferred Stock specified in the holder’s redemption notice on or before the earlier of the 30th Business Day following its receipt of the holder’s notice of a redemption pursuant to Sections 8(a) or the date of the Change of Control if notice is given at least 10 days prior to such Change of Control.

(d) The Company shall provide notice of any redemption requested under Section 8(a) or 8(b), specifying the time and place of redemption and the redemption price, by first class or registered mail, postage prepaid, return receipt requested, to each holder of record of Series C Preferred Stock at the address for such holder last shown on the records of the transfer agent therefor (or the records of the Company, if it serves as its own transfer agent), not less than fifteen (15) days prior to each redemption date. The Company shall use its best efforts and shall take all reasonable action necessary to pay the redemption price as provided in this Section 8, including obtaining financing or effectuating a recapitalization so as to create a surplus.

(e) Redemption at Company’s Option. If at any time on or after the fourth anniversary of the Issue Date, the Series C Market Value, for 30 consecutive Trading Days beginning after the fourth anniversary of the Issue Date is at least 300% of the Original Purchase Price then, upon written notice of the proposed redemption to all holders of Series C Preferred Stock given no later than ten days following the end of such 30 consecutive Trading Day period and at least 30 days prior to the proposed redemption date, the Company shall have the right to redeem all (but not less than all) of the outstanding shares of Series C Preferred Stock at a redemption price per share of Series C Preferred Stock for cash equal to the sum of the Original Purchase Price plus accrued and unpaid dividends. The Company’s exercise of its redemption rights under this Section 8(e) shall be subject to the conversion rights under Section 6 of each holder of Series C Preferred Stock, who may exercise those rights at any time prior to the redemption date. The Company may not redeem any shares of Series C Preferred Stock pursuant to this Section 8(e) unless the funds of the Company legally available for the redemption of Series C Preferred Stock are sufficient to redeem the total number of the outstanding shares of Series C Preferred Stock at the time the notice is given by the Company pursuant to Section 8(f) and at the proposed redemption date. Notwithstanding the foregoing, without the consent of the applicable holders, the Company may not redeem any shares of Series C Preferred Stock unless no limitation on conversion of such Series C Preferred Stock is in effect as a result of Section 6(b) above at any time during the 30 days prior to the redemption date.

(f) Notice of Corporation’s Redemption. In the event the Company shall redeem shares of Series C Preferred Stock pursuant to Section 8(e), notice of such redemption shall be given no later than ten days following the end of such 30 consecutive Trading Day period and at least 30 days prior to the proposed redemption date to each holder of Series C Preferred Stock. Such notice shall state: (i) the redemption date; (ii) the number of shares of Series C Preferred Stock to be redeemed; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. Notice having been given by the Company as provided above, unless the Company shall default in the payment of the redemption price and subject to the last sentence of Section 8(e), from and after the redemption date, dividends on the shares of Series C Preferred Stock called for redemption shall cease to accrue, and all rights of the holders thereof as shareholders of the Company (except the right to receive from the Company the redemption price) shall cease.

(g) Insufficient Funds. If the funds of the Company legally available for redemption pursuant to Section 8(a) or 8(b) of the Series C Preferred Stock on any redemption date are insufficient to redeem all shares of the Series C Preferred Stock on such date, those funds which are legally available will be used first to redeem the maximum possible number of shares of the Series C Preferred Stock being redeemed, such redemption to be made pro rata among the holders of the Series C Preferred Stock in accordance with the number of shares of Series C Preferred Stock held by such holders. At any time thereafter when additional funds of the Company become legally available for the redemption of the Series C Preferred Stock, such funds will be used to redeem the balance of the shares of Series C Preferred Stock which the Company was theretofore obligated to redeem as provided in the immediately preceding sentence. Any shares of Series C Preferred Stock which are not redeemed as a result of the circumstances described in this Section 8(g) shall remain outstanding until such shares shall have been redeemed and the redemption price therefor, as applicable, shall have been paid or set aside for payment in full.

(h) Rights Terminated. Upon (i) presentation and surrender of the certificate or certificates representing the shares of Series C Preferred Stock being redeemed pursuant to this Section 8 and receipt of the redemption price therefor, or (ii) irrevocable deposit in trust by the Company for holders of the Series C Preferred Stock being redeemed pursuant to this Section 8 of an amount equal to the redemption price for the shares of Series C Preferred Stock being redeemed on any redemption date, each holder of Series C Preferred Stock will cease to have any rights as a stockholder of the Company by reason of the ownership of such redeemed shares of Series C Preferred Stock (except for the right to receive the redemption price therefor upon the surrender of the certificate or certificates representing the redeemed shares if such certificate or certificates have not been surrendered), and such redeemed shares of Series C Preferred Stock will not from and after the date of payment in full of the redemption price therefor be deemed to be outstanding.

(i) Restrictions on Other Payments. After the receipt by the Company of a redemption request pursuant to Section 8(a) or 8(b), unless and until the full redemption price for the shares of Series C Preferred Stock to be redeemed on any redemption date has been paid to the holders requesting such redemption, (i) no dividends shall be paid or declared or set aside for payment or other distribution upon any capital stock of the Company, and (ii) no shares of capital stock of the Company shall be redeemed, retired, purchased or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any such shares) by the Company or any Subsidiary (except by conversion into or exchange for shares of Common Stock for which adjustment may be made pursuant to Section 6 above).

(j) Reacquired Shares. Any shares of Series C Preferred Stock converted, redeemed, purchased, or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof, and shall not be reissued and the Company from time to time shall take such action as may be necessary to reduce the authorized Series C Preferred Stock accordingly.

9. Transactions with Series C Holders. The Company shall not enter into any transaction with any holder of Series C Preferred Stock (an “Interested Holder”), or an Affiliate of such holder without the approval of (i) the Board of Directors, including a majority of the directors not elected pursuant to Section 2 above and (ii) holders of a majority of the Series C Preferred Stock that is held by stockholders, if any, other than any Interested Holders and any Interested Holders that are Affiliates of the party (other than the Company or its Subsidiaries) to such transaction.

10. Certain Restrictions on Transfers.

(a) Right of First Offer.

(i) (i) If any holder (together with its Affiliates) of more than 10% of the shares of Series C Preferred Stock then outstanding (the “10% Stockholder”), desires to, directly or indirectly, transfer, sell, assign, pledge, hypothecate, encumber, or otherwise dispose of, all or any portion of any of its shares of Series C Preferred Stock or any economic interest therein (including without limitation by means of any participation or swap transaction) (each, a “Transfer”) to any Person other than to an Affiliate of such Person, such holder (the “Offeror”), shall so inform the other holders of shares of Series C Preferred Stock and the Company, excluding Affiliates of the Offeror (the “Offerees”), by notice in writing (the “Offer Notice”), stating the number of shares that are the subject of such proposed Transfer (the “Offered Shares”), the per share offer price and any other material terms (including the identity of the prospective purchaser(s)) on which the Offeror irrevocably offers to transfer such shares subject to the provisions of this Section 10.

(ii) Each of the Offerees shall have the right, but not the obligation, to purchase up to all of the Offered Shares specified in the Offer Notice at the price and on the terms specified therein by delivering written notice (the “Acceptance Notice”) of such election to the Offeror within ten (10) days after the delivery of the Offer Notice. If Offerees elect to purchase more than the number of Offered Shares, the Offered Shares shall be allocated first to the Offerees that are holders of Series C Preferred Stock on a pro rata basis among such Offerees based upon the number of shares of Series C Preferred Stock held by such Offerees relative to all other such Offerees up to the total number of Offered Shares each such Offeree elected to purchase in its Acceptance Notice and then to the Company up to the number of Offered Shares the Company elected to purchase in its Acceptance Notice.

(iii) If the Offerees shall have agreed to purchase all of the Offered Shares, they shall consummate the purchase of the Offered Shares as allocated in clause (ii) above by delivering, against receipt of certificates or other instruments representing the shares being purchased, appropriately endorsed by the Offeror, the aggregate purchase price to be paid by them via wire transfer of immediately available funds to an account specified by the Offeror not less than one (1) business day before the closing date, which closing date will be thirty (30) days after the date of receipt of the Acceptance Notice.

(iv) If the Offerees shall not exercise their rights under this Section 10(a) to purchase all of the Offered Shares, such Offeror shall be permitted to proceed with the proposed Transfer of the Offered Shares, and such Offeror shall have sixty (60) days to consummate such proposed Transfer to the Persons identified in the Offer Notice, on terms no more favorable to the proposed transferee(s) than those terms set forth in the Offer Notice, before the provisions of this Section 10(a) shall again be in effect with respect to such shares. For the avoidance of doubt, the Offeror shall not be obligated to sell any Offeree any Offered Shares unless the Offerees have agreed to buy all of the Offered Shares.

(v) The Offerees’ right to purchase any Offered Shares pursuant to this Section 10(a) shall be freely assignable to any Affiliate or the Company.

(b) Tag-Along Right.

(i) At least fifteen (15) days prior to any Transfer of shares of Series C Preferred Stock by a 10% Stockholder to any Person other than an Affiliate of such 10% Stockholder, such 10% Stockholder (the “Transferring Stockholder”) shall give notice to the Company and each other holder of shares of Series C Preferred Stock (the “Other Stockholders”), specifying in reasonable detail the number of shares to be Transferred and the terms and conditions of the Transfer. The Other Stockholders may elect to participate in the contemplated Transfer at the same price per share and on the same terms by delivering written notice to the Transferring Stockholder within ten (10) days after delivery of such notice. If any Other Stockholder elects to participate in such Transfer, such Other Stockholder shall be entitled to Transfer in the contemplated Transfer, at the same price and on the same terms as the Transferring Stockholder, a number of shares of Series C Preferred Stock equal to the product of (i) the percentage of the total number of outstanding shares of Series C Preferred Stock owned by such Other Stockholder and (ii) the number of shares of Series C Preferred Stock proposed to be Transferred in the contemplated Transfer. The Transferring Stockholder shall not Transfer any of its shares of Series C Preferred Stock to any prospective transferee if such prospective transferee declines to allow the participation of electing Other Stockholders.

Each holder of Series C Preferred Stock Transferring shares pursuant to this Section 10(c) shall pay its pro rata share (based on the number of shares to be sold) of the expenses incurred by such holders in connection with such Transfer and shall be obligated to join on a pro rata basis (based on the number of shares to be sold) in any representations, warranties, indemnification provisions, escrow arrangements and other obligations that the Transferring Stockholder agrees to provide in connection with such Transfer (other than any such obligations that relate specifically to another particular Other Stockholder such as indemnification with respect to representations and warranties given by such Other Stockholder regarding such Other Stockholder’s title to and ownership of shares); provided that no stockholder shall be obligated in connection with such Transfer to agree to indemnify or hold harmless the transferee with respect to an amount in excess of the sum of the net cash and value of other proceeds paid to such stockholder in connection with such Transfer.

(c) Compliance with the provisions of this Section 10 may be waived retroactively or prospectively with the consent of 75% of Holders.

11. Definitions. The following terms shall have the following respective meanings:

“10% Stockholder” has the meaning set forth in Section 10(a)(i) above.

“75% of Holders” has the meaning set forth in Section 4(c) above.

“Affiliate” shall mean, with respect to any Person (as defined herein), any (x) spouse, parent, sibling or descendant of such Person (or a spouse, parent, sibling or descendant of a director, officer, or partner of such Person) and (y) other Persons that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person; provided, that with respect to Bain Capital, the term Affiliate shall also be deemed to include any Person under common management with Bain Capital, LLC. The term “control” includes, without limitation, the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Acceptance Notice” has the meaning set forth in Section 10(a)(ii) above.

“Accrued Value” means, with respect to each share of Series C Preferred Stock, the sum (as adjusted for stock dividends, stock splits, combinations, recapitalizations or other similar events affecting the Series C Preferred Stock) of (i) the Original Purchase Price plus (ii) on each anniversary of the Issue Date an additional amount equal to any dividends on a share of Series C Preferred Stock which have accrued on any annual dividend payment date and not previously added to the definition of Accrued Value.

“Appraisal Procedure” shall mean the following procedure to determine fair market value of any security or other property (in either case, the “valuation amount”). If 75% of Holders and the Company are not able to agree on the valuation amount within a reasonable period of time (not to exceed twenty (20) days), the valuation amount shall be determined by an investment banking firm of national recognition, which firm shall be unaffiliated with each of the Company and 75% of Holders and shall be reasonably acceptable to the Board of Directors of the Company and 75% of Holders. If the Board of Directors and 75% of Holders are unable to agree upon an acceptable investment banking firm within ten (10) days after the date either party proposed that one be selected, the investment banking firm will be selected by an arbitrator located in Boston, Massachusetts, selected by the American Arbitration Association (or if such organization ceases to exist, the arbitrator shall be chosen by a court of competent jurisdiction). The arbitrator shall select the investment banking firm (within ten (10) days of his appointment) from a list, jointly prepared by 75% of Holders and the Board of Directors, of not more than six investment banking firms of national standing in the United States, of which no more than three may be named by the Board of Directors and no more than three may be named by 75% of Holders. The arbitrator may consider, within the ten-day period allotted, arguments from the parties regarding which investment banking firm to choose, but the selection by the arbitrator shall be made in its sole discretion from the list of six. The Board of Directors and 75% of Holders shall submit their respective valuations and other relevant data to the investment banking firm, and the investment banking firm shall as soon as practicable thereafter make its own determination of the valuation amount. The final valuation amount for purposes hereof shall be the average of the two valuation amounts closest together, as determined by the investment banking firm, from among the valuation amounts submitted by the Company and 75% of Holders and the valuation amount calculated by the investment banking firm. The determination of the final valuation amount by such investment banking firm shall be final and binding upon the parties. The Company shall pay the fees and expenses of the investment banking firm and arbitrator (if any) used to determine the valuation amount. If required by any such investment banking firm or arbitrator, the Company shall execute a retainer and engagement letter containing reasonable terms and conditions, including, without limitation, customary provisions concerning the rights of indemnification and contribution by the Company in favor of such investment banking firm or arbitrator and its officers, directors, partners, employees, agents and affiliates.

“Bain Fund” shall mean Bain Capital Venture Fund 2007, L.P. and any investment fund that is an Affiliate of Bain Capital Venture Fund 2007, L.P.

“Bain Participation Event” shall mean any Change of Control transaction, if in connection with the related transaction process Bain Capital Venture Fund 2007, L.P. fails, after written request from the Company, to commit to the Company in writing that no Bain Fund will participate in such transaction process as a potential buyer of the Company in a Change of Control transaction or in fact a Bain Fund participates in such transaction process as a potential buyer of the Company in a Change of Control transaction.

“Change of Control” shall mean, unless 75% of Holders determine otherwise in writing, any (i) merger, reorganization, consolidation or share transfer which results in the Voting Stock of the Company outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than a majority of the combined voting power of the Voting Stock of the Company or such surviving or acquiring entity outstanding immediately after such merger, reorganization, consolidation or share transfer, (ii) disposition, transfer, sale or exclusive lease or license of all or substantially all of the assets of the Company or (iii) issuance or transfer of shares of capital stock of the Company, in a single transaction or series of related transactions, representing at least fifty percent (50%) of the voting power of the Voting Stock of the Company. A sale (or multiple related sales) of one or more Subsidiaries of the Company (whether by way of merger, consolidation, reorganization or sale of all or substantially all of the Subsidiaries’ assets or securities) which constitutes all or substantially all of the consolidated assets of the Company shall be deemed a sale of substantially all of the assets of the Company for purposes of this definition.

“Company’s Market Cap” means the fair market value of a share of Common Stock multiplied by the number of shares of Common Stock then outstanding, assuming the conversion into Common Stock of all securities convertible into Common Stock without the payment of additional consideration. For the purposes of this definition, “fair market value of a share of Common Stock” shall mean (i) if the Common Stock is listed on a Trading Market, the average of the closing prices of the Common Stock’s sales on all Trading Markets, or, if there have been no sales on any such Trading Market on any day, the average of the highest bid and lowest asked prices on all such Trading Markets at the end of such day, in each such case averaged over a period of ten days consisting of the ten consecutive Trading Days prior to the day as of which the Company’s Market Cap is being determined, or (ii) if the Common Stock is not listed on a Trading Market, fair market value per share as determined by the agreement of 75% of Holders and the Company, provided if no agreement can be reached, such fair market value shall be determined by following the procedures set forth in the definition of Appraisal Procedure.

“Conversion Date” has the meaning set forth in Section 6(e)(i) above.

“Conversion Price” has the meaning set forth in Section 6(a) above.

“Conversion Rights” has the meaning set forth in Section 6 above.

“Interested Holder” has the meaning set forth in Section 9 above.

“Issue Date” shall mean the first date on which shares of Series C Preferred Stock was issued.

“Junior Stock” means any Common Stock and any class or series of Preferred Stock of the Company other than the Series C Preferred Stock.

“Liquidation Event” has the meaning set forth in Section 4(a) above.

“Offer Notice” has the meaning set forth in Section 10(a)(i) above.

“Offered Shares” has the meaning set forth in Section 10(a)(i) above.

“Offerees” has the meaning set forth in Section 10(a)(i) above.

“Offeror” has the meaning set forth in Section 10(a)(i) above.

“Original Purchase Price” shall be $1,000.00 per share of Series C Preferred Stock.

“Other Stockholder” has the meaning set forth in Section 10(b)(i) above.

“Person” shall mean without limitation an individual, a partnership, a Company, an association, a joint stock Company, a limited liability company, a trust, a joint venture, an unincorporated organization and a governmental authority.

“Prides Fund” shall mean Prides Capital Fund I LP and any investment fund that is an Affiliate of Prides Capital Fund I LP.

“Prides Participation Event” shall mean any Change of Control transaction, if in connection with the related transaction process Prides Capital Fund I LP fails, after written request from the Company, to commit to the Company in writing that no Prides Fund will participate in such transaction process as a potential buyer of the Company in a Change of Control transaction or in fact a Prides Fund participates in such transaction process as a potential buyer of the Company in a Change of Control transaction.

“Purchase Agreement” shall mean that certain Series C Stock Purchase Agreement between the Company and the Purchasers (as defined therein), dated on or about July 23, 2007.

“Qualified Transaction” shall mean any Change of Control transaction in which the gross cash proceeds payable with respect to each share of Common Stock at closing of the transaction is at least $10 per share (as adjusted for stock dividends, stock splits, combinations, recapitalizations or other similar events after the date hereof affecting the capital stock of the Company) if approved unanimously by the Company’s Board of Directors (excluding Series C Directors and the Company’s Chief Executive Officer).

“Redemption” shall mean a redemption pursuant to Section 8 hereof.

“Required Holders” shall mean holders of a majority of the then outstanding shares of Series C Preferred Stock; provided, however, that if the transaction that is the subject of such Required Holders’ consent would adversely affect any 10% Stockholder’s Series C Preferred Stock’s rights, preferences or powers differently than any other holder’s Series C Preferred Stock (including by virtue of such other holder’s majority interest or control rights relative to such 10% Stockholder), “Required Holders” shall also include all of the then outstanding shares of such 10% Stockholder.

“Series C Directors” has the meaning set forth in Section 2 above.

“Series C Market Value” shall mean, as of any date, the product of (i) the closing bid price per share of Common Stock, as reported on the Company’s primary Trading Market, times (ii) the number of shares of Common Stock that one share of Series C Preferred Stock would be convertible into pursuant to Section 6 hereof on such date.

“Subsidiary” shall mean any Company or trust of which the Company directly or indirectly owns at the time 50% or more of the outstanding shares that represent either 50% of the voting power, 50% of the economic power, or control of the board of directors of such Company or trust, other than directors’ qualifying shares.

“Trading Day” means (a) any day on which the Common Stock is listed or quoted and traded on its primary Trading Market or (b) if the Common Stock is not then listed or quoted and traded on any Trading Market, then a day on which trading occurs on the Nasdaq Global Market (or any successor thereto).

“Trading Market” means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the American Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board.

“Transfer” has the meaning set forth in Section 10(a)(i) above.

“Transferring Stockholder” has the meaning set forth in Section 10(b)(i) above.

“Voting Stock” shall include Common Stock and any other shares of capital stock of the Company entitled to vote generally with holders of Common Stock on matters, counted as the number of votes such other shares are entitled to cast.

IN WITNESS WHEREOF, this Certificate of Designation has been signed on behalf of the Company by its Chief Executive Officer on July 23, 2007.

THE PRINCETON REVIEW, INC.

By:	/s/ Michael J. Perik
Name:	Michael J. Perik
Title:	Chief Executive Officer

Signature Page to Certificate of Designation

EXECUTION COPY

AGREEMENT

AGREEMENT (this “Agreement”) entered into this 23rd day of July, 2007, between The Princeton Review, Inc., a Delaware corporation (the “Company”), on the one hand, and the parties listed on Schedule A hereto (the “Purchasers”) (all of the parties to this Agreement being sometimes referred to herein collectively as the “Parties” and each as a “Party”).

WITNESSETH:

WHEREAS, the Company and the Purchasers have entered into a Series C Preferred Stock Purchase Agreement (the “Purchase Agreement”), dated as of the date hereof, relating to the issuance and sale by the Company of up to 60,000 shares of the Company’s Series C Convertible Preferred Stock, $0.01 par value per share (“Series C Preferred Stock”) to the Purchasers; and

WHEREAS, in accordance with Section 6.1(p) of the Purchase Agreement, the Company and the Purchasers are entering into this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the Parties agree as follows:

1. Nomination Process. For so long as shares of Series C Preferred Stock representing at least five percent (5%) of the Company’s Common Stock, $0.01 par value per share (“Common Stock”) remain outstanding, assuming the full exercise of all options, warrants and other rights to purchase share of Common Stock and the full conversion and exchange of all securities of the Company convertible into or exchangeable for shares of Common Stock, none of the Purchasers that then owns any shares of Series C Preferred Stock will engage in any action, or fail to take any action, that would be inconsistent with the director nomination process set forth on Schedule B hereto. Without limiting the foregoing, none of such Purchasers will (i) nominate any person to be elected as a director of the Company that would be in place of a person that is to be nominated by the Nominating Committee of the Company pursuant to the director nomination process set forth on Schedule B hereto, (ii) encourage any third party to nominate any person to be elected as a director of the Company that would be in place of a person that is to be nominated by the Nominating Committee of the Company pursuant to the director nomination process set forth on Schedule B hereto, or (iii) vote, agree to vote, grant a proxy to be voted, or encourage any other Person (as defined in the Purchase Agreement) to vote, agree to vote or grant a proxy to vote any shares of the Company’s Common Stock or other capital stock in favor of the election of any person as a director of the Company that would be in place of, or is in opposition to, a person that is to be nominated by the Nominating Committee of the Company pursuant to the director nomination process set forth on Schedule B hereto. None of the Purchasers will transfer any shares of Common Stock beneficially owned by it to any Affiliate without obtaining the agreement of such transferee to be bound by the foregoing.

2. Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (b) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to the Company:

The Princeton Review, Inc.

2315 Broadway

New York, New York 10024

Attention: Chief Executive Officer

Facsimile No.: (212) 874-0775

with a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.

One Financial Center

Boston, MA 02111

Attention: Richard R. Kelly

Facsimile No.: (617) 542-2241

If to the Purchasers, at their addresses set forth on Schedule A.

with a copy to:

Ropes & Gray LLP

One International Place

Boston, MA 02110

Attention: Joel F. Freedman, Esq.

Facsimile No.: (617) 951-7050

and

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

Attention: Michael J. Nooney, Esq.

Facsimile No.: (650) 251-5002

or at such other address as the Company or any of the Purchasers, as to itself and Affiliates, each may specify by written notice to the other Parties. Any Party may give any notice, request, consent or other communication under this Agreement using any other means

(including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the Party for whom it is intended. Any Party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other Parties notice in the manner set forth in this Section 2.

3. Amendment. This Agreement shall not be amended or terminated without the approval of the holders of a majority of the shares of Series C Preferred Stock then outstanding and the Company by action of its board of directors, including the unanimous approval of the directors who are not affiliated with any of such holders.

4. No Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver on the part of the Company shall be effective unless approved by action of its board of directors, including the unanimous approval of the directors who are not affiliated with any of the holders of shares of Series C Preferred stock then outstanding.

5. Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties, the successors and permitted assigns of the Purchasers and the successors of the Company, whether so expressed or not. Neither the Company, on the one hand, nor the Purchasers, on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other. This Agreement shall not inure to the benefit of or be enforceable by any other person or entity not a Party or such a successor or permitted assign.

6. Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

8. Cumulative Remedies. None of the rights, powers or remedies conferred upon the Purchasers, on the one hand, or the Company, on the other hand, shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of Purchasers and the Company will be entitled to specific performance under this Agreement. The Parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in this Agreement and hereby agrees to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

9. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 2 shall be deemed effective service of process on such party.

10. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, THE PURCHASERS AND THE COMPANY HEREBY WAIVE, AND COVENANT THAT NEITHER THE COMPANY NOR ANY OF THE PURCHASERS WILL ASSERT, ANY RIGHT TO TRIAL BY JURY ON ANY ISSUE IN ANY PROCEEDING, WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE, IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, ANY OTHER AGREEMENT OR THE SUBJECT MATTER HEREOF OR THEREOF OR IN ANY WAY CONNECTED WITH, RELATED OR INCIDENTAL TO THE DEALINGS OF THE PURCHASERS AND THE COMPANY HEREUNDER OR THEREUNDER, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN TORT OR CONTRACT OR OTHERWISE. Each of the Purchasers acknowledges that it has been informed by the Company that the provisions of this Section 10 constitute a material inducement upon which the Company is relying and will rely in entering into this Agreement. The Company may file an original counterpart or a copy of this Section 10 with any court as written evidence of the consent of the Company and each of the Purchasers to the waiver of the right to trial by jury.

11. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

12. Entire Agreement. The Purchase Agreement and this Agreement contain the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede and replace all other prior agreements, written or oral, among the Parties with respect to the subject matter hereof and thereof.

13. Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

14. Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which will be deemed to be an original and, taken together, will constitute one agreement among the Parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

THE PRINCETON REVIEW, INC.

By:	/s/ Michael J. Perik
Name:	Michael J. Perik
Title:	Chief Executive Officer

BAIN CAPITAL VENTURE FUND 2007, L.P.
By:	Bain Capital Venture Partners, L.P., its general partner
By:	Bain Capital Investors, LLC, its general partner

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Managing Director

BCIP VENTURE ASSOCIATES
By:	Bain Capital Investors, LLC, its managing partner
By:	Bain Capital Venture Investors, LLC, its Attorney-in-fact

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Managing Director

BCIP VENTURE ASSOCIATES-B
By:	Bain Capital Investors, LLC, its managing partner
By:	Bain Capital Venture Investors, LLC, its Attorney-in-fact

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Managing Director

RGIP, LLC

By:	/s/ Alfred O. Rose
Name:	Alfred O. Rose
Title:	Managing Member

6

PRIDES CAPITAL FUND I LP
By:	Prides Capital Partners, L.L.C., its general partner

By:	/s/ Henry J. Lawlor Jr.
Name:	Henry J. Lawlor Jr.
Title:	Managing Member of the General Partner

7

Schedule A

Bain Capital Venture Fund 2007, L.P.

c/o Bain Capital, LLC

111 Huntington Avenue

Boston, MA 02199

Facsimile No: (617) 516-2010

BCIP Venture Associates

c/o Bain Capital, LLC

111 Huntington Avenue

Boston, MA 02199

Facsimile No: (617) 516-2010

BCIP Venture Associates-B

c/o Bain Capital, LLC

111 Huntington Avenue

Boston, MA 02199

Facsimile No: (617) 516-2010

Prides Capital Fund I LP

c/o Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

Facsimile No: (671) 778-9299

RGIP, LLC

c/o Ropes & Gray LLP

One International Place

Boston, MA 02110

Attn: Joel F. Freedman, Esq.

Facsimile No: (617) 951-7050

Schedule B

The Nominating Committee of the Company’s board of directors, on which the holders of the Series C Preferred Stock shall be entitled to have a representative, shall nominate 5 persons to be elected as directors by the holders of the Company’s Common Stock and may nominate the Company’s Chief Executive Officer as a 6th nominee to be so elected. The Company’s bylaws shall provide that, in addition to the directors elected by the holders of the Series C Preferred Stock, the Company’s board of directors shall have, and the nominees of the Nominating Committee shall include, three persons who qualify as “independent” directors under the rules of the Nasdaq Global Market (or any exchange on which the Company’s shares are listed) and whose nominations by the Nominating Committee shall require majority approval of the full Nominating Committee for the first twelve months following the closing of the sale of the Series C Preferred Stock and unanimity of the full Nominating Committee thereafter; provided that such provisions of the Company’s bylaws and the provision thereof fixing the number of directors shall not be amended or rescinded without the approving vote or consent of the holders of a majority of the Series C Preferred Stock. The Nominating Committee will ensure nominations will permit the Company to remain in compliance with applicable Nasdaq and SEC requirements for directors. Removals and the filling of vacancies shall be subject to provisions to carry out the intent and effect of the foregoing.

EXECUTION COPY

AGREEMENT

AGREEMENT (this “Agreement”) entered into this 23rd day of July, 2007, between The Princeton Review, Inc., a Delaware corporation (the “Company”), and John Katzman (“Katzman”), a stockholder of the Company (both being sometimes referred to herein collectively as the “Parties” and each as a “Party”).

WITNESSETH:

WHEREAS, the Company and certain purchasers (the “Purchasers”) of shares of the Company’s Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”) have entered into a Series C Preferred Stock Purchase Agreement (the “Purchase Agreement”), dated as of the date hereof, relating to the issuance and sale by the Company of up to 60,000 shares of Series C Preferred Stock to the Purchasers, the Purchasers being listed on Schedule A hereto; and

WHEREAS, in accordance with Section 6.1(p) of the Purchase Agreement, the Company and Katzman are entering into this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the Parties agree as follows:

1. Nomination Process. For so long as shares of Series C Preferred Stock representing at least five percent (5%) of the Company’s Common Stock, $0.01 par value per share (“Common Stock”) remain outstanding, assuming the full exercise of all options, warrants and other rights to purchase share of Common Stock and the full conversion and exchange of all securities of the company convertible into or exchangeable for shares of Common Stock, Katzman will not engage in any action, or fail to take any action, that would be inconsistent with the director nomination process set forth on Schedule B hereto. Without limiting the foregoing, Katzman, will not (i) nominate any person to be elected as a director of the Company that would be in place of a person that is to be nominated by the Nominating Committee of the Company pursuant to the director nomination process set forth on Schedule B hereto, (ii) encourage any third party to nominate any person to be elected as a director of the Company that would be in place of a person that is to be nominated by the Nominating Committee of the Company pursuant to the director nomination process set forth on Schedule B hereto, or (iii) vote, agree to vote, grant a proxy to be voted, or encourage any other Person (as defined in the Purchase Agreement) to vote, agree to vote or grant a proxy to vote any shares of the Company’s Common Stock or other capital stock in favor of the election of any person as a director of the Company that would be in place of, or is in opposition to, a person that is to be nominated by the Nominating Committee of the Company pursuant to the director nomination process set forth on Schedule B hereto. Katzman will not transfer any shares of Common Stock beneficially owned by him to any Affiliate, family member or trust for the benefit of any of the foregoing without obtaining the agreement of such transferee to be bound by the foregoing.

2. Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (b) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to the Company:

The Princeton Review, Inc.

2315 Broadway

New York, New York 10024

Attention: Chief Executive Officer

Facsimile No.: (212) 874-0775

with a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.

One Financial Center

Boston, MA 02111

Attention: Richard R. Kelly

Facsimile No.: (617) 542-2241

Ropes & Gray LLP

One International Place

Boston, MA 02110

Attention: Joel F. Freedman, Esq.

Facsimile No.: (617) 951-7050

and

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

Attention: Michael J. Nooney, Esq.

Facsimile No.: (650) 251-5002

If to Katzman:

320 Central ParkWest, #19B

New York, NY 10025

Facsimile No.: (212) 579-1552

or at such other address as the Company, as to itself or as to any of the Purchasers, or Katzman each may specify by written notice to the other Party. Any Party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the Party for whom it is intended. Either Party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other Party notice in the manner set forth in this Section 2.

3. Amendment. This Agreement shall not be amended or terminated without the approval of Katzman and the Company by action of its board of directors, including the unanimous approval of the directors who are not affiliated with Katzman, with the consent of the holders of a majority of the shares of Series C Preferred stock then outstanding.

4. No Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver on the part of the Company shall be effective unless approved by action of its board of directors, including the unanimous approval of the directors who are not affiliated with Katzman, with the consent of the holders of a majority of the shares of Series C Preferred stock then outstanding

5. Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties, the successors and permitted assigns of Katzman and the successors of the Company, whether so expressed or not. Neither of the Parties may assign its or his rights or obligations hereunder without the prior written consent of the other. This Agreement shall not inure to the benefit of or be enforceable by any other person or entity not a Party or such a successor or permitted assign.

6. Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

8. Cumulative Remedies. None of the rights, powers or remedies conferred upon Katzman, on the one hand, or the Company, on the other hand, shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of Katzman and the Company will be entitled to specific performance under this Agreement. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in this Agreement and hereby agrees to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

9. Third Party Beneficiaries. Each of the Company and Katzman agree that as long as the Purchasers hold shares of Series C Preferred Stock, the Purchasers are intended third party beneficiaries of this Agreement and that all rights and benefits conferred by this Agreement shall extend to such Purchasers and such Purchasers are independently entitled for enforcement of its provisions.

10. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 2 shall be deemed effective service of process on such party.

11. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, KATZMAN AND THE COMPANY HEREBY WAIVE, AND COVENANT THAT NEITHER THE COMPANY NOR KATZMAN WILL ASSERT, ANY RIGHT TO TRIAL BY JURY ON ANY ISSUE IN ANY PROCEEDING, WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE, IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, ANY OTHER AGREEMENT OR THE SUBJECT MATTER HEREOF OR THEREOF OR IN ANY WAY CONNECTED WITH, RELATED OR INCIDENTAL TO THE DEALINGS OF KATZMAN AND THE COMPANY HEREUNDER OR THEREUNDER, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN TORT OR CONTRACT OR OTHERWISE. Katzman acknowledges that he has been informed by the Company that the provisions of this Section 11 constitute a material inducement upon which the Company is relying and will rely in entering into this Agreement. The Company may file an original counterpart or a copy of this Section 11 with any court as written evidence of the consent of the Company and Katzman to the waiver of the right to trial by jury.

12. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

13. Entire Agreement. The Purchase Agreement and this Agreement contain the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede and replace all other prior agreements, written or oral, among the Parties with respect to the subject matter hereof and thereof.

14. Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

15. Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which will be deemed to be an original and, taken together, will constitute one agreement among the Parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

THE PRINCETON REVIEW, INC.

By:	/s/ Michael J. Perik
Name:	Michael J. Perik
Title:	Chief Executive Officer

By:	/s/ John Katzman
Name:	John Katzman

Schedule A

Bain Capital Venture Fund 2007, L.P.

c/o Bain Capital, LLC

111 Huntington Avenue

Boston, MA 02199

Facsimile No: (617) 516-2010

BCIP Venture Associates

c/o Bain Capital, LLC

111 Huntington Avenue

Boston, MA 02199

Facsimile No: (617) 516-2010

BCIP Venture Associates-B

c/o Bain Capital, LLC

111 Huntington Avenue

Boston, MA 02199

Facsimile No: (617) 516-2010

Prides Capital Fund I LP

c/o Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

Facsimile No: (671) 778-9299

RGIP, LLC

c/o Ropes & Gray LLP

One International Place

Boston, MA 02110

Attn: Joel F. Freedman, Esq.

Facsimile No: (617) 951-7050

Schedule B

The Nominating Committee of the Company’s board of directors, on which the holders of the Series C Preferred Stock shall be entitled to have a representative, shall nominate 5 persons to be elected as directors by the holders of the Company’s Common Stock and may nominate the Company’s Chief Executive Officer as a 6th nominee to be so elected. The Company’s bylaws shall provide that, in addition to the directors elected by the holders of the Series C Preferred Stock, the Company’s board of directors shall have, and the nominees of the Nominating Committee shall include, three persons who qualify as “independent” directors under the rules of the Nasdaq Global Market (or any exchange on which the Company’s shares are listed) and whose nominations by the Nominating Committee shall require majority approval of the full Nominating Committee for the first twelve months following the closing of the sale of the Series C Preferred Stock and unanimity of the full Nominating Committee thereafter; provided that such provisions of the Company’s bylaws and the provision thereof fixing the number of directors shall not be amended or rescinded without the approving vote or consent of the holders of a majority of the Series C Preferred Stock. The Nominating Committee will ensure nominations will permit the Company to remain in compliance with applicable Nasdaq and SEC requirements for directors. Removals and the filling of vacancies shall be subject to provisions to carry out the intent and effect of the foregoing.